Itaú Unibanco Holding S.A.

Itaú

Risk Management - Pillar 3

3rd quarter of 2015

Risk Management – Pillar 3

OBJECTIVE	4

KEY INDICATORS	4

1 RISK AND CAPITAL MANAGEMENT	5
1.1 Organizational Structure	5
1.2 Risk and Capital Governance	5

2 CAPITAL	6
2.1 Capital Management	6
2.2 Capital Requirements in Place and in Progress	6
2.3 Capital Composition	7
2.4 Risk‐Weighted Asset (RWA)	9
Risk‐Weighted Assets for Credit Risk (RWACPAD)	9
Risk‐Weighted Assets for Market Risk (RWAMPAD)	10
Risk‐Weighted Assets for Operational Risk (RWAOPAD)	10

2.5 Capital Adequacy	11

3 BALANCE SHEET	12
Balance Sheet	12
Institutions that comprise the Financial Statements of Itaú Unibanco Holding	14
Material entities	16

4 INVESTMENTS IN OTHER ENTITIES	17
4.1 Investments in other entities not classified in the trading book	17

5 CREDIT RISK	18
5.1 Framework and Treatment	18
5.2 Credit Portfolio Analysis	20
Operations with Credit Granting Characteristics by Brazil Geographic Regions and by Countries	20
Operations with Credit Granting Characteristics by Economic Sector	21
Remaining maturity of loan transactions	22
Concentration on the Major Debtors	22
Overdue Amounts	23
Allowance for Loan Losses	23
Mitigating Instruments	24
Counterparty Credit Risk	25
Acquisitions, Sale or Transfer of Financial Assets	26
Operations of Securitization	27
Credit Derivatives	29

6 MARKET RISK	30
6.1 Framework and Treatment	30
6.2 Portfolio Analysis	33
Interest rate risk in the non‐trading book	33
Evolution of the Trading Portfolio	34
Evolution of the Derivatives Portfolio	34
VaR ‐ Consolidated Itaú Unibanco	35
VaR ‐ Trading Portfolio	36
VaR ‐ Foreign Units	37
Backtesting	38

Itaú Unibanco

Risk Management – Pillar 3

7 OPERATIONAL RISK	39
7.1 Framework and Treatment	39
7.2 Crisis Management and Business Continuity	40

8 LIQUIDITY RISK	41
8.1 Framework and Treatment	41
8.2 Primary Sources of Funding	41

9 OTHER RISKS	42
Insurance products, pension plans and “capitalização” risks	42
Social and Environmental Risk	42
Regulatory Risk	43
Model Risk	43
Country Risk	43
Business and Strategy Risk	44
Reputational Risk	44

10 ENTERPRISE RISK MANAGEMENT AND ALIGNMENT OF INCENTIVES	46
Risk Appetite	46
Stress Test	46
Risk‐adjusted Compensation	46

11 APPENDIX I	48

12 GLOSSARIES	51
12.1 Glossary of Acronyms	51
12.2 Glossary of Norms	53

Itaú Unibanco

Risk Management – Pillar 3

Objective

This document aims at submitting Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Circulars 3,678 and 3,716, which address the disclosure of information on risks management, calculation of risk-weighted assets (RWA), and calculation of the Referential Equity (PR), consistently with the new capital rules and in accordance with Itaú Unibanco’s institutional standards.

For other information than that contained on this document, please visit http://www.itau.com.br/investor-relations.

Key indicators

Itaú Unibanco’s risk and capital management focuses on maintaining the institution’s risk profile in line with the risk strategy and guidelines approved by the Board of Directors. The main metrics of the Prudential Conglomerate, on September 30, 2015, are summarized below.

BIS Ratio	Common Equity Tier I Ratio	Tier II Ratio
16.1%	12.3%	3.8%
2º Q. 2015: 17.2%	2º Q. 2015: 13.2%	2º Q. 2015: 4.0%

Referential Equity	Common Equity Tier I	Tier II
R$ 124,763 million	R$ 95,318 million	R$ 29,399 million
2º Q. 2015: R$ 126,424 million	2º Q. 2015: R$ 96,959 million	2º Q. 2015: R$ 29,416 million

RWA	Credit Risk Exposure
R$ 774,662 million	R$ 728,976 million
2º Q. 2015: R$ 736,393 million	2º Q. 2015: R$ 681,622 million

Itaú Unibanco

Risk Management – Pillar 3

1	Risk and Capital Management

Itaú Unibanco understands risk management as essential to optimize the use of resources, and to select the best business opportunities, seeking to maximize value creation for its shareholders.

The Risk Management process at Itaú Unibanco seeks that:

—	Existing and potential risks to Itaú Unibanco’s positions are identified and measured;
—	Risk Management and Control institutional policies, procedures and methodologies are aligned with the directives from, and approved by, the Board of Directors;
—	Itaú Unibanco’s portfolio management seeks the best risk-return ratios.

The risk identification process purpose is to map internal and external risk threats that may affect the business’ and support units’ strategies, keeping them from achieving their goals, potentially impacting Itaú Unibanco’s results, capital, liquidity and reputation.

The risk management processes permeate the entire institution and are aligned with the Board of Directors and the Senior Management directives, which define the overall objectives, through targets and limits for business units, through corporate bodies. The capital management and control units support Itaú Unibanco’s management through monitoring and analyzing risk and capital processes.

According to Resolution 3,988 of the National Monetary Council (CMN), BACEN Circular 3,547 and BACEN Circular Letter 3,565, Itaú Unibanco implemented a capital management structure and the Internal Capital Adequacy Assessment Process (ICAAP), adopting a prospective capital management attitude.

1.1	Organizational Structure

Itaú Unibanco’s risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market’s best practices. Credit, market, liquidity, operational and underwriting risks control is centrally performed by an independent division, ensuring the risks, to which Itaú Unibanco is exposed, are managed in accordance with the group risk appetite, policies and procedures in place. This independent division is as well responsible for centralizing Itaú Unibanco’s capital management. The purpose of the centralized control is to provide the Board and the Senior Management with a global perspective of Itaú Unibanco’s risk exposure, as well as with a prospective understanding of capital adequacy, enhancing the agility and optimization of corporate decisions.

Itaú Unibanco in‐house developed information technology (IT) systems, managed to fully comply with Central Bank’s requirements on capital adequacy and risk measurement, in accordance with regulatory models and requirements in place. It also monitors adherence to the qualitative and quantitative authorities’ minimum capital and risk management requirements.

1.2	Risk and Capital Governance

Itaú Unibanco established risk and capital management committees that report directly to the Board of Directors. Members of these committees are elected or appointed by the Board. At the executive level, risk is managed by corporate bodies.

A detailed description of the structure can be found in the Consolidated Annual Report in session Our Risk Management. The Consolidated Annual Report can be found in the website www.itau.com.br/investor‐relations, section Financial Information.

Itaú Unibanco

Risk Management – Pillar 3

2	Capital

2.1	Capital Management

The Board of Directors is the main body in the Itaú Unibanco’s capital management and it is responsible for approving the capital management institutional policy and guidelines regarding the funding level of the conglomerate. The Board is also involved in approving the ICAAP report, a process which is intended to assess the adequacy of Itaú Unibanco’s capital by identifying material risks; by defining the need for additional capital for such risks and the internal means of quantifying it; by preparing a capital plan, both for normal and stress situations; and by structuring a capital contingency plan.

The result of the latest ICAAP – which was dated December 2014 – shows that, in addition to the capital required to cover material risks, Itaú Unibanco has a significant capital surplus, thus ensuring the organization’s soundness.

At the executive level, committees are responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital‐related documents and topics to the Board of Directors. As for the committees governance, Itaú Unibanco has a dedicated structure for capital management, which consolidates information and coordinates related processes, all of which are subject to verification by the independent validation, internal controls and audit areas.

In order to provide the necessary information for supporting decision taking by the Executives and the Board of Directors, management reports are prepared and presented at committees, informing about Itau Unibanco’s capital adequacy, as well as about the projections of future capital levels in normal and stress situations.

The guidelines of the institutional capital management policy can be accessed at www.itau.com.br/investor‐relations, under Corporate Governance, Regulations and Policies, Public Access Report – Capital Management.

2.2	Capital Requirements in Place and in Progress

Itaú Unibanco’s minimum capital requirements follow the set of resolutions2 and circulars disclosed by the Central Bank of Brazil (BACEN) that implemented, in Brazil, the global capital requirement standards known as Basel III. They are expressed as ratios of the capital available stated by the Referential Equity (PR), or Total Capital, composed of the Tier I Capital (which comprises the Common Equity and Additional Tier 1 Capital) and Tier II Capital, and the risk‐weighted assets, or RWA.

From the first quarter of 2015, the Total Capital, Tier 1 Capital and Common Equity Tier 1 Capital ratios were calculated on a consolidated basis, applied to institutions included in Prudential Conglomerate3, which comprises not only financial institutions but also collective financing plans (“consórcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which the conglomerate retains substantially all risks and rewards. The information published in periods prior to the first quarter of 2015 is determined in the Financial Conglomerate.

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk‐ weighted asset amounts for credit risk, market risk, and operational risk. Itaú Unibanco uses the standardized approaches to calculate these risk‐weighted asset amounts described in paragraph 2.4 Risk‐weighted Assets.

The minimum Total Capital requirement corresponds to 11 percent from October 1, 2013 to December 31, 2015, decreasing gradually to 8 percent through January 1, 2019.  As a consideration, BACEN standards establish an Additional Common Equity Tier 1, which corresponds to the combination of the conservation (fixed) and countercyclical (variable) capital buffers which, together with the requirements mentioned in the paragraph above, increase the requirements for long‐term capital.

New requirements were redefined to qualify instruments eligible for Tier 1 or Tier 2 Capital. Additionally, it was established a gradual reduction of the eligibility of the instrument inventory issued pursuant to CMN Resolution 3,444.

2 The standards that implemented the Basel III rules in Brazil were disclosed on March 1, 2013 through Resolutions No. 4,192 to No. 4,195 of the National Monetary Council (CMN) (Resolution No. 4,195 was revoked by Resolution No. 4,280), together with 15 Circulars published by BACEN on March 4, 2013, as amended.

3 Further details of Prudential Conglomerate can be found in BACEN Circular No. 3,644, CMN Resolution No. 3,533 or in the link: http://www.bcb.gov.br/?BRPRUDENTIALFINREG.

Itaú Unibanco

Risk Management – Pillar 3

The Basel III implementation calendar was set by the BACEN as follows:

Basel III ‐ Schedule
	01/01/2014	01/01/2015	01/01/2016	01/01/2017	01/01/2018	01/01/2019
Common Equity Tier 1	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Tier 1	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%
Total Capital	11.0%	11.0%	9.875%	9.250%	8.625%	8.0%
Additional Common Equity Tier 1 - Lower Limit	-	-	0.625%	1.25%	1.875%	2.5%
Additional Common Equity Tier 1 - Upper Limit(1)	-	-	0.625%	2.5%	3.75%	5.0%
Common Equity Tier 1 +Additional Lower Limit	4.5%	4.5%	5.125%	5.75%	6.375%	7.0%
Tier 1 +Additional Lower Limit	5.5%	6.0%	6.625%	7.25%	7.875%	8.5%
Total Capital +Additional Lower Limit	11.0%	11.0%	10.5%	10.5%	10.5%	10.5%
Common Equity Tier 1 + Additional Upper Limit(1)	4.5%	4.5%	5.125%	7.0%	8.25%	9.5%
Tier 1 + Additional Lower Limit(1)	5.5%	6.0%	6.625%	8.5%	9.75%	11.0%
Total Capital + Additional Upper Limit(1)	11.0%	11.0%	10.5%	11.8%	12.375%	13.0%
Prudential adjustments deductions	20%	40%	60%	80%	100%	100%
(1) In 2016, the Common Equity Tier 1 Upper Limit is equal to the Lower Limit, as set by the Central Bank Circular No. 3,741 of 29 December 2014. In other years, it is considered the maximum.

The compliance of BACEN to the standards recommended by the Basel Committee was assessed at the end of 2013, under the Regulatory Consistency Assessment Programme (RCAP).  The rules effective in Brazil were considered compliant—pursuant to the BIS, Brazil is a compliant jurisdiction4—i.e., the capital standards established in Brazil are also consistent with the internationally accepted minimum requirements. The pointed out discrepancies were considered immaterial.

Minimum capital requirement for Insurance

The National Private Insurance Council (CNSP) enacted in 2010 CNSP Resolution No. 228, which addresses the criteria to establish additional capital based on the credit risk of the supervised entities. In 2013, enacted CNSP Resolutions Nos. 280, 283, and 284, which rules address for the allocation of capital arising from the underwriting and operational risk. In 2014, the calculation requirements were changed by Resolution No. 316 of the National Council of Private Insurance (CNSP). These rules address the regulatory capital rules required for the authorization and operation of life insurance, pension and capitalization companies. In addition to the underwriting, credit and operational risks, CNSP Resolution No. 317 was disclosed in December 2014, regulating the market risk capital.

2.3	Capital Composition

The PR, used to monitor compliance with the operational limits imposed by BACEN, is the sum of Tier I and Tier II, where:

—
Tier I: comprises the Common Equity Tier I, based on the social capital, selected reserves and retained earnings, net from deductions and prudential adjustments, as well as the Additional Tier I Capital;

—	Tier II: comprises as eligible instruments, primarily, subordinated debts, subject to prudential limits.

The table below presents the composition of the referential equity and its components Common Equity Tier I, Additional Tier I Capital and Tier II Capital, taking into consideration their respective deductions and prudential adjustments, as per Resolutions mentioned.

Composition of Referential Equity			R$ million
	Prudential		Financial
	9/30/2015	6/30/209/3015	9/30/2014
Stockholders’ equity Itaû Unibanco Holding S.A. (Consolidated)	103,353	100,711	90,776
Minority Interest in Subsidiaries	911	885	2,240
Changes in ownership interest in a subsidiary in capital transactions	3,988	4,292	5,201
Unrealized Results	-	-	-
Consolidated Stockholders’ Equity (BACEN)	108,251	105,888	98,217
Preferred shares with clause of redemption excluded from Tier I	-	-	(963)
Deductions	(12,934)	(8,929)	(6,114)
Common Equity Tier I	95,318	96,959	91,140
Instruments eligible to comprise Additional Tier I	-	-	-
Additional Tier I deductions	46	49	30
Additional Tier I Capital	46	49	30
Tier I adjustments	-	-
Tier I (Common Equity Tier I + Additional Tier I Capital)	95,364	97,008	91,169
Instruments eligible to comprise Tier II(1)	29,354	29,354	33,547
Tier II deductions	45	62	8
Tier II adjustments		-	-
Tier II	29,399	29,416	33,555
Exclusions: Funding instruments issued by financial institutions	-	-	-
Reference Equity (Tier I +Tier II)	124,763	126,424	124,724
(1) The Instruments eligible to comprise Tier II also includes R$ 226 million of Preferred Shares.

4 Regulatory Consistency Assessment Programme (RCAP). Assessment of Basel III regulations in Brasil in December 2013, updated in March 2015 with no additional material points.

Itaú Unibanco

Risk Management – Pillar 3

In accordance with the schedule for the implementation of Basel III in Brazil, as from the first quarter of 2015, the information will start to be reported in the Prudential Conglomerate.

Appendix I – “Breakdown of the Referential Equity and Information on its adequacy” hereto breaks down in detail the Referential Equity as required by BACEN Circulars Nos. 3,678 and 3,716.

Funds obtained through the issue of subordinated debts that compose Tier II capital, for the purpose of the Basel ratio between capital and risk‐weighted assets, are described below:

Subordinated Debts Elegibles to Capital						R$ million
	Maturities						9/30/2015	6/30/2015	9/30/2014
Name of instrument	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years	Total	Total	Total
Bank Deposit Certificate (CDB)	5,314	1,968	-	-			7,282	7,890	9,090
Financial Bills	2,902	7,499	10,089	2,780	34	3,361	26,665	26,334	25,593
Euronotes	437				3,925	26,655	31,017	24,215	19,131
Subordinated Debt (set/15)	8,653	9,467	10,089	2,780	3,959	30,016	64,964	58,439	53,814
Subordinated Debt Not Elegible to Capital(1)	140	34	31	29	67	645	946	789	657
Subordinated Debt - Total (set/15)	8,793	9,501	10,120	2,809	4,026	30,661	65,910
Subordinated Debt after Reducer (set/15)		1,893	4,036	1,668	3,167	30,016	40,780
Subordinated Debt (Dec/12)	3,367	4,951	725	6,997	8,742	29,139	53,921
Subordinated Debt after Reducer (Dec/12)		990	290	4,198	6,993	29,139	41,611
Threshold (1) Subordinated debt	-	693	203	2,939	4,895	20,397	29,128
Subordinated Debt Elegible to Capital (set/15)(2)	-	693	203	2,939	4,895	20,397	29,128
(1) Subordinated debt with application of threshold in accordance with the current rules (Resolution 4.192/13 ‐ Art 28).
(2) According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of referential equity as of September, 2015.

Details concerning maturities, compensation, principal amount, accounting balance and subordinated debt balance are described next:

Subordinated Debts Elegibles to Capital						R$ million
				9/30/2015	6/30/2015	9/30/2014	Sep/15-Jun/15	Sep/15-Sep/14	9/30/2015
Name of instrument/ Currency	Issue	Maturity	Compensation p.a.	Principal Value			Principal Variation		Accouting Balance
Subordinated CDB (1)- BRL
	2007	2014	100% of CDI + 0.35% to 0.6%	-	-	10	-	(10)	-
			IGPM(2) + 7.22%	-	-	33	-	(33)	-
	2008	2014	112% of CDI	-		1,000	-	(1,000)	-
	2008	2015	119.8% of CDI	-	400	400	(400)	(400)	-
	2010	2015	113% of CDI	50	50	50			93
	2006	2016	100% of CDI +0.7%	466	466	466			1,193
	2010	2016	110% to 114% of CDI	2,665	2,665	2,665			4,965
			IPCA(2) + 7.21%	123	123	123			257
	2010	2017	IPCA + 7.33%	367	367	367	-	-	774
			Total	3,671	4,071	5,114	(400)	(1,443)	7,282
Subordinated Financial Bills - BRL
	2010	2016	100% of CDI + 1.35% to 1.36%	365	365	365	-	-	372
			112% to 112.5% of CDI	1,874	1,874	1,874	-	-	1,906
			IPCA + 796	30	30	30	-	-	58
	2010	2017	IPCA + 6.95% to 7.2%	206	206	206	-	-	302
	2011	2017	108% to 112% of CDI	3,224	3,224	3,224	-	-	3,433
			100% of CDI + 1.29% to 1.52%	3,650	3,650	3,650	-	-	3,803
			IPCA + 6.15% to 7.8%	352	352	352	-	-	555
			IGPM + 6.55% to 7.6%	138	138	138	-	-	227
	2012	2017	100% of CDI + 1.12%	500	500	500	-	-	524
	2011	2018	IGPM + 7%	42	42	42	-	-	57
			IPCA + 7.53% to 7.7%	30	30	30	-	-	43
	2012	2018	108%a 113% of CDI	6,373	6,373	6,373	-	-	7,051
			IPCA + 4.4% to 6.58%	461	461	461	-	-	663
			100% of CDI + 1.01% to 1.32%	3,782	3,782	3,782	-	-	3,960
			9.95% to 11.95%	112	112	112	-	-	154
	2011	2019	109% to 109.7% of CDI	2	2	2	-	-
	2012	2019	110% of CDI	1	1	1	-	-	1
			11.96%	12	12	12	-	-	18
			IPCA + 4.7% to 6.3%	101	101	101	-	-	142
	2012	2020	111% to CDI	1	1	1	-	-	1
			IPCA + 6% to 6.17%	20	20	20	-	-	31
	2011	2021	109.25% to 110.5% of CDI	6	6	6	-	-	9
	2012	2022	IPCA + 5.15% to 5.83%	2,307	2,307	2,307	-	-	3,328
			IGPM + 4.63%	20	20	20	-	-	24
			Total	23,609	23,609	23,609	-	-	26,665
Subordlnated Euronotes - USD
	2010	2020	6.2%	990	990	990	-	-	4,037
	2010	2021	5.75%	1,000	1,000	1,000	-	-	3,957
	2011	2021	5.75% to 6.2%	730	730	730	-	-	3,044
	2012	2021	6.2%	550	550	550	-	-	2,183
	2012	2022	5.5% to 5.65%	2,600	2,600	2,600	-	-	10,296
	2012	2023	5.13%	1,851	1,851	1,851	-	-	7,500
			Total USD	7,721	7,721	7,721	-	-
			Total BRL						31,017
			Grand Total						64,964
	Subordinated Debt Reducer								40,780
	Subordinated Debts Eligible to Capital								29,128
(1) CDB is Bank Deposit Certificate and CDI is Interbank Deposit Certificate. The subordinated CDBs are redeemable from November 2011.
(2) IPCA and IGP‐M are Brazilian Inflation Indexes.

Itaú Unibanco

Risk Management – Pillar 3

For information on each instrument that is part of the Referential Equity as required by BACEN Circulars Nos. 3,678 and 3,716, please visit the website www.itau.com.br/investor‐relations, section Corporate Governance, Pillar 3 – Spreadsheet Support, Appendix I and II – Pillar 3, Appendix II – Main Features of the Referential Equity Instruments (PR).

2.4	Risk‐Weighted Asset (RWA)

According to CMN Resolutions Nos. 4,193 and 4,281, for assessing the minimum capital requirements, the RWA must be calculated by adding the portions, as shown below:

—	RWACPAD = portion relating to exposures to credit risk;
—	RWACAM = portion relating the exposures in gold, foreign exchange rate and assets subject to foreign exchange rate variations;
—	RWAJUR = portion relating to exposures subject to variations of interest rates, interest coupons and coupon rates and classified in the Trading Portfolio;
—	RWACOM = portion relating to exposures subject to variations in commodity prices;
—	RWAACS = portion relating to exposures subject to variations in equities prices and classified in the Trading Portfolio;
—	RWAOPAD = portion relating to the calculation of operational risk capital requirements.

The table below presents the consolidated evolution of RWA composition of Itaú Unibanco. Each of the portions mentioned above will be presented in detail in the topics below.

Composition of Risk‐Weighted Asset			R$ million
	Prudencial				Financial
Risk exposures	9/30/2015		6/30/2015		9/30/2014
Risk-Weighted Assets for Credit Risk (RWACPAD)	728,976	94.1%	681,622	92.6%	687,783	91.5%
Risk-Weighted Assets for Market Risk (RWAMPAD)	17,062	2.2%	19,262	2.6%	26,848	3.6%
Risk-Weighted Assets for Operational Risk (RWAOPAD)	28,623	3.7%	35,509	4.8%	36,817	4.9%
Risk-Weighted Assets (RWA)	774,662	100%	736,393	100%	751,448	100%

Risk‐Weighted Assets for Credit Risk (RWACPAD)

The table below presents the credit risk‐weighted (RWACPAD) separated by weighting factor and asset type:

Composition of Risk‐Weighted Assets for Credit Risk (RWACPAD)		R$ million
	Prudential		Financial
	9/30/2015	6/30/2015	9/30/2014
Risk exposures
Exposure weighted by credit risk (RWACPAD)	728,976	681,622	687,783
a) Per Weighting Factor (FPR):
FPR at 2%	219	101	70
FPR at 20%	6,873	6,085	3,456
FPR at 35%	9,667	9,050	7,711
FPR at 50%	49,583	42,723	34,347
FPR at 75%	138,755	142,557	141,701
FPR at 85%	151,295	142,034	139,583
FPR at 100%	304,598	275,611	291,638
FPR at 250%	35,744	36,339	33,747
FPR at 300%	17,918	13,362	17,421
FPR up to 1250%(1)	2,400	1,407	6,948
Derivatives – Future potential gain and Variation of the counterparty credit quality	11,924	12,353	11,160
b) Per Type:
Securities	54,556	54,016	41,005
Loan operations - Retail	111,979	116,072	116,086
Loan operations- Non-retail	240,200	225,751	215,888
Joint liabilities - Retail	259	302	320
Joint liabilities - Non-retail	64,930	63,692	65,235
Loan commitments - Retail	26,497	26,172	25,292
Loan commitments - non-retail	16,223	16,695	23,808
Other exposures	214,333	178,922	200,149
(1) Taking into consideration the application of the “F” factor required by Article 29 of Circular No. 3,644, 2013.

Itaú Unibanco

Risk Management – Pillar 3

Risk‐Weighted Assets for Market Risk (RWAMPAD)

The amount of RWAMPAD is obtained by adding the terms: RWACAM, RWAJUR, RWACOM, RWAACS. The table below presents the risk weighted assets for Market Risk:

Composition of Risk-Weighted Assets for Market Risk (RWAMPAD)		R$ million
	Prudential		Financial
	9/30/2015	6/30/2015	9/30/2014
Risk-Weighted Assets for Market Risk (RWAMPAD)	17,062	19,262	26,848
Trades subject to interest rate variation (RWAJUR)	11,844	9,957	12,636
Fixed income interest rate denominated in reais (RWAJUR1)	2,934	4,252	3,676
Foreign exchange linked interest rate (RWAJUR2)	5,652	3,604	4,446
Price index linked interest rate (RWAJUR3)	3,258	2,101	4,302
Interest rate linked interest rate (RWAJUR4)	-	-	212
Operations subject to commodity price variation (RWACOM)	574	573	1,000
Operations subject to stock price variation (RWAACS)	1,209	1,128	968
Operations subject to the risk of exposures in gold, foreign currency and foreign exchange rate variations (RWACAM)	3,435	7,605	12,244
Referential equity calculated for covering the interest rate risk of trades of the banking book (RBAN)	1,211	1,418	2,301

Risk‐Weighted Assets for Operational Risk (RWAOPAD)

BACEN Circulars Nos. 3,640, 3,675 and 3,739 establish the criteria for determining the portion of risk-weighted assets related to the capital required for operational risk (RWAOPAD). In accordance with current regulation, the exposure of RWAOPAD is calculated on a semiannual basis, relating to June 30th and December 31st.

The RWA for operational risk is presented below:

Composition of Risk-Weighted Assets for Operational Risk (RWAOPAD)			R$ million
	Prudential		Financial
	9/30/2015	6/30/2015	9/30/2014
Risk-Weighted Assets for Operational Risk (RWAOPAD)	28,623	35,509	36,817
Retail	7,470	6,946	7,079
Commercial	16,491	16,653	13,429
Corporate finance	1,380	1,370	1,132
Negotiation and sales	(4,927)	2,581	8,256
Payments and settlements	3,074	3,070	2,856
Financial agent services	2,873	2,756	2,031
Asset management	2,145	2,132	2,030
Retail brokerage	118	1	4

Itaú Unibanco

Risk Management – Pillar 3

2.5	Capital Adequacy

Itaú Unibanco, through the ICAAP, assesses the adequacy of capital to face the incurred risks. The capital is composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the robustness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains PR levels above the minimum levels, according to the Basel ratio, Common Equity Tier I, Additional Tier I Capital and Tier II.

On September 30, 2015, the PR reached R$ 124,763 million, R$ 95,364 million in Tier I and R$ 29,399 million in Tier II.

Composition of Referential Equity (PR)			R$ million
	Prudential		Financial
	9/30/2015	6/30/2015	9/30/2014
Tier I	95,364	97,008	91,169
Common Equity Tier I	95,318	96,959	91,140
Additional Tier I Capital	46	49	30
Tier II	29,399	29,416	33,555
Referential Equity (PR)	124,763	126,424	124,724
Required Referential Equity (PRE)	85,213	81,003	82,659
Excess capital in relation to Required Referential Equity	39,550	45,421	42,065

As at September 30, 2015, our BIS ratio reached 16.1%, a decrease of 110 basis points from June 30, 2015. The decrease in the quarter was mainly driven by the increase in tax credits balance. The increase in total risk‐weighted assets (RWA) was impacted by the increase in the loan operations balance due to foreign exchange variation.

The fixed asset ratio shows the percentage at which the PR is committed to permanent assets. Itaú Unibanco is within the maximum limit of 50% of the Adjusted PR, as established by BACEN.

The Basel and Fixed asset ratios are presented in the table below.

Basel and Fixed Asset Ratios			R$ million
	Prudential		Financial
	9/30/2015	6/30/2015	9/30/2014
Basel ratio	16.1%	17.2%	16.6%
Tier I	12.3%	13.2%	12.1%
Common Equity Tier I	12.3%	13.2%	12.1%
Additional Tier I Capital	0.0%	0.0%	0.0%
Tier II	3.8%	4.0%	4.5%
Fixed assets ratio	29.7%	30.1%	49.4%
Excess Capital in Relation to Fixed Assets	25,302	25,153	724

Itaú Unibanco

Risk Management – Pillar 3

3	Balance Sheet

Balance Sheet

The following is a comparison between Itaú Unibanco’s Prudential Conglomerate Balance Sheet and its Consolidated Balance Sheet presented in the Financial Statements. Information presented in the Prudential Conglomerate are detailed so that the heritage elements disclosed in Appendix I are identified in the last column of the table below.

Comparison of balance sheets - Assets			R$ million
	Consolidated balance sheet	Differences 1	Prudential	Ref. Annex I
	9/30/2015
Current assets and Long-term receivables	1,303,953	(139,486)	1,164,467
Cash and cash equivalents	18,138	(199)	17,939
Interbank investments	229,677	(5,193)	224,484
Securities and derivative financial instruments	345,844	(126,186)	219,658
Interbank accounts	69,737	-	69,737
Interbranch accounts	169	-	169
Loan, lease and other credit operations	443,005	(3,595)	439,410
Other receivables	194,004	(3,365)	190,639
Tax credit and Actuarial Assets	-	-	30,424
Tax credits arising from income tax losses and social contribution	-	-	10,008	(b)
Credits resulting from temporary differences	-	-	20,145	(c)
Actuarial assets related to defined benefit pension funds	-	-	271	(d)
Other	-	-	160,215
Other assets	3,377	(946)	2,431
Permanent assets	18,740	24,062	42,802
Investments	3,732	19,030	22,762
Goodwill based on the expectation of future profitability	-	-	361	(e)
investments in the capital of companies that are similar to non-consolidated financial institutions and insurance companies	-	-	7,548	(f)
investments in the capital of financial institutions	-	-	716	(a)
Other	-	-	14,137
Real estate in use	7,244	(593)	6,651
Deferred permanent assets	-	-	29	(g)
Other	-	-	6,622
Goodwill	244	(243)	1
Goodwill based on the expectation of future profitability	-	-	1	(e)
Intangible assets	7,520	5,868	13,388
Acquisition of rights to credit payroll	1,049	-	1,049
Intangible assets acquired from October 1st 2013	-	-	180	(h)
Intangible assets acquired before October 1st 2013	-	-	869	(i)
Other intangible assets	9,657	10,855	20,512
Intangible assets acquired from October 1st 2013	-	-	3,878	(h)
Intangible assets acquired before October 1st 2013	-	-	3,094	(i)
Goodwill based on the expectation of future profitability	-	-	12,840	(e)
Deferred permanent assets	-	-	494	(g)
Other	-	-	206
(Accumulated amortization)	(3,185)	(4,988)	(8,173)
Intangible assets acquired from October 1st 2013	-	-	(1,336)	(h)
Intangible assets acquired before October 1st 2013	-	-	(1,078)	(i)
Goodwill based on the expectation of future profitability	-	-	(5,341)	(e)
Deferred permanent assets	-	-	(418)	(g)
Total assets	1,322,693	(115,424)	1,207,269
1 Differences are mainly due to non-consolidation of non-financial companies (highlighting the following companies: Insurance, Pension Plan and Capitalização) within the Prudential Conglomerate and also by the eliminations of transactions with related parties.

Itaú Unibanco

Risk Management – Pillar 3

Comparison of balance sheets- Liabilities			R$ million
	Consolidated Balance Sheet	Differences 1	Prudential	Ref. Annex I
	9/30/2015
Current and Long-term Liabilities	1.215.583	(118.468)	1.097.115
Deposits	300.729	6.173	306.902
Deposits received under securities repurchase agreements	317.914	2.086	320.000
Funds from acceptances and issuance of securities	59.478	6	59.484
Interbank accounts	5.397	-	5.397
lnterbranch accounts	6.076	2	6.078
Borrowings and onlending	104.580	-	104.580
Derivative financial instruments	42.346	-	42.346
Technical provision for insurance, pension plan and capitalization	126.136	(126.136)	-
Other liabilities	252.927	(599)	252.328
Social and statutory	15.501	(2.875)	12.626
Tax credits arising from income tax losses and social contribution	-	-	5.242	(b)/(c)
Provision of Actuarial assets related to defined benefit pension funds	-	-	158	(d)
Other	-	-	7.226
Other	-	-	239.702
Deferred income	1.908	(5)	1.903
Minority interest in subsidiaries	1.849	(938)	911
Non-controlling interest in subsidiaries that are part of the conglomerate	-		911	(j)
Stockholders’ equity	103.353	3.987	107.340
Capital	85.148	-	85.148
Eligible Instruments	-		85.148	(k)
Capital reserves	1.413	-	1.413
Capital reserves	-	-	1.413	(m)
Revenue reserves	20.936	3.624	24.560
Revenue reserves	-	-	24.560	(I)
Asset valuation adjustment	(595)	363	(232)
Other revenue and other reserve	-	-	(232)	(m)
(Treasury shares)	(3.549)	-	(3.549)
Shares or other instruments issued by the bank	-	-	(3.549)	(n)
Total liabilities and stockholders’ equity	1.322.693	(115.424)	1.207.269
1 Differences are mainly due to non‐consolidation of non-financial companies (highlighting the following companies: Insurance, Pension Plan and Capitalização) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties.

Itaú Unibanco

Risk Management – Pillar 3

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The following is a list of institutions that comprise the financial statements of Itaú Unibanco Holding Consolidated Balance Sheet presented in the Financial Statements. The institutions that, in addition to being included in the Consolidated Balance Sheet, are also included in the Prudential Conglomerate, are listed below.

List of institutions that comprise the Financial Statements of Itaú Unibanco Holding
Institutions
Aco Ltda.	Itaù Administraçâo Previdenciària Ltda.
Afinco Américas Madeira, Sgps, Sociedade Unipessoal, Ltda.	Itaù Administradora de Consôrcios Ltda.(1)
Aj Títulos Pùblicos Fundo de Investimento Referenciado DI(1)	Itaù Asia Securities Ltd.(1)
Albarus S.A.	Itaù Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversiôn
Banco Del Paranà S.A.	Itaù Bahamas Directors Ltd.
Banco Investcred Unibanco S.A.(1)	Itaù Bahamas Nominees Ltd.
Banco Itaù (Suisse) S.A.(1)	Itaù Bank & Trust Bahamas Ltd.(1)
Banco Itaù Argentina S.A.(1)	Itaù Bank & Trust Cayman Ltd.(1)
Banco Itaù BBA S.A.(1)	Itaù Bank, Ltd.(1)
Banco Itaù BMG Consignado S.A.(1)	Itaù BBA Colombia S.A. Corporacion Financiera(1)
Banco Itaù Chile S.A.(1)	Itaù BBA Corredor de Bolsa Ltda.(1)
Banco Itaù International(1)	Itaù BBA International (Cayman) Ltd.(1)
Banco Itaù Paraguay S.A.(1)	Itau BBA International plc(1)
Banco Itaù Uruguay S.A.(1)	Itaù BBA México, Casa de Bolsa, S.A. de C.V.(1)
Banco Itaù Veículos S.A.(1)	Itaù BBA México, S.A. de C.V.
Banco Itaubank S.A.(1)	Itaù BBA Participações S.A.
Banco Itaucard S.A.(1)	Itaù BBA Trading S.A.
Banco Itauleasing S.A.(1)	Itaù BBA UkSecurities Limited(1)
BFB Rent Administraçâo e Locaçâo Ltda.	Itaù BBA Usa Securities Inc.(1)
Bicsa Holding Ltd.	Itaù BMG Corretora de Seguros Ltda.
Bie Cayman Ltd.	Itaù BMG Gestâo de Vendas Ltda.
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Itaù BMG Participaçâo Ltda.
Cia. Itaù de Capitalizaçâo	Itaù BMG Seguradora S.A.
Credicard Promotora de Vendas Ltda.	Itaù Cayman Directors Ltd.
Ctbh Fundo de Investimento Imobiliàrio- Fii(1)	Itaù Cayman Nominees Ltd.
Dibens Leasing S.A. - Arrendamento Mercantil(1)	Itaù Chile Administradora General de Fondos S.A.
Estrel Serviços Administrativos S.A.	Itaù Chile Compañia De Seguros de Vida S.A.
Facilita Promotora Ltda.	Itaù Chile Corredora de Seguros Ltda.
Fic Promotora de Vendas Ltda.	Itaù Chile Holdings, Inc.
Financeira Itaù CBD S.A. - Crédito, Financ. e Investimento(1)	Itaù Chile Inversiones, Servicios y Administracion S.A.
Fundo Fortaleza Investimento Imobiliàrio(1)	Itaù Cia. Securitizadora de Créditos Financeiros(1)
Fundo de Inv. Direitos Creditôrios nâo Padr. Barzer(1)	Itaù Corretora de Valores S.A.(1)
Garnet Corporation	Itaù Distribuidora de Títulos e Valores Mobiliàrios S.A.(1)
Hipercard Banco Mùltiplo S.A.(1)	Itaù EU Lux-Itaù Latin America Equity Fund(1)
Icarros Ltda.	Itaù EU Lux-Itaù Brazil Equity Fund(1)
Iga Participações S.A.	Itaù Europa Luxembourg S.A.
Intrag Distribuidora de Títulos e Valores Mobiliàrios Ltda.(1)	Itaù Global Asset Management Limited
Intrag-Part Administraçâo e Participações Ltda.	Itaù Institucional Curto Prazo- Fundo de Investimento
Investcard Referenciado DI - Fundo de Invetimentos Cotas FI(1)	Itaù International Investment LLC
Investimentos Bemge S.A.	Itaù International Securities Inc.(1)
Ipi - Itaùsa Portugal Investimentos, Sgps Lda.	Itaù Japan Asset Management Limited
(1) Institutions that also comprise the Prudential Conglomerate

Itaú Unibanco

Risk Management – Pillar 3

List of institutions that comprises the financial Statements of Itaû Unibanco Holding
Institutions
Itad Kinea Private Equity MM FICFI CP(1)	Luizacred S.A. Soc. de Crédito, Financiamento e Investimento(1)
Itad Middle East Limited	Marcep Corretagem de Seguros S.A.
Itad Rent Administraçito e Participações Ltda.	Maxipago Serviços de Internet S.A.
Itad Seguros S.A.	MCC Asesorías Limitada
Itad Singapore Securities Pte. Ltd.(1)	MCC Securities Inc.(1)
Itad Uk Asset Management Limited	MCC S.A. Corredores de Bolsa(1)
Itad Unibanco Holding Cayman Branch(1)	Megabônus Negócios de Varejo Ltda.
Itad Unibanco Holding S.A.(1)	Microinvest S.A. Soc. de Crédito a Microempreendedor(1)
Itad Unibanco S.A. Cayman Branch(1)	Mundostar S.A.
Itad Unibanco S.A. New York Branch(1)	Nevada Woods S.A.
Itad Unibanco S.A. Tokyo Branch(1)	Oca S.A.(1)
Itad Unibanco S.A.(1)	Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior(1)
Itad Unibanco S.A.Nassau Branch(1)	Pró-Imóvel Promotora Ltda.
Itad Unibanco Serviços e Processamento de Informações Comerciais Ltda.	Proserv - Promociones y Servicios S.A. de Capital Variable
Itad Unibanco Veículos Administradora de Cons6rcios Ltda.(1)	Provar Negócios de Varejo Ltda.
Itad Usa Asset Management Inc.	Proyek Fip(1)
Itad Usa Inc.	Razac Fundo de Investimento em Participações(1)
Itad Valores S.A.(1)	Recuperadora de Creditos Ltda.
Itad Vida E Previdência S.A.	Redecard S.A.(1)
Itauprev Retirement Renda Fixa Crédito Privado- Fundo de Investimento	Rt Alm 5 Fundo de Investimento Renda Fixa
Itadsa Europa Investimentos, Sgps, Lda.	Rt Alm Soberano 2 Fundo de Investimento Renda Fixa
Itadsa Portugal - Soc. Gestora de Partic. Sociais, S.A.	Rt Defiant Multimercado - Fundo de Investimento
Itauseg Participações S.A.	Rt Endeavour Renda Fixa Crédito Privado- Fundo de Investimento
Itauseg Sadde S.A.	Rt Enterprise Curto Prazo- Fundo de Investimento(1)
Itauvest Distribuidora de Títulos e Val. Mobiliàrios S.A.(1)	Rt Excelsior Renda Fixa Crédito Privado - Fundo de Investimento
Itb Holding Brasil Participações Ltda.	Rt Itaú Dj Títulos Públicos Fundo de Investimento Referenciado DI(1)
Itb Holding Ltd.(1)	Rt Nation Renda Fixa Fundo de Investimento
Itrust Servicios Inmobiliarios S.A.C.I.	Rt Union Renda Fixa Fundo de Investimento
Iucor Corretora de Seguros Ltda.	Rt Valiant Renda Fixa - Fundo de Investimento
Jasper International Investment LLC	Rt Voyager Renda Fixa Crédito Privado- Fundo de Investimento(1)
Karen International Limited	Topaz Holding Ltd.
Kinea Dinfimico Master Long Biased Fundo de Investimento Em Ações(1)	Trishop Promoçato e Serviços Ltda.
Kinea I Pipe Fundo de Investimento em Ações(1)	Tulipa S.A.
Kinea I Private Equity Fip(1)	Ubt Finance S.A.
Kinea I Total Return Equity- Fundo de Investimento Em Cotas de Fundos de Investimento Multimercado(1)	Unibanco Empreendimentos Ltda.
Kinea II Macro Fundo de Investimento Multimercado(1)	Unibanco Negócios Imobiliàrios Ltda.
Kinea Investimentos Ltda.	Uni-Investment International Corp.(1)
Kinea Macro Offshore Segregated Portfolio(1)	Unión Capital Afap S.A.
Licania Fund Limited(1)	Universo Fundo de Investimento em Participacoes(1)
(1) Institutions that also comprise the Prudential Conglomerate.

Itaú Unibanco

Risk Management – Pillar 3

Material entities

Total assets, shareholders’ equity, and the industries of the material entities, including those subject to the risk weight for the purpose of capital requirements are as follows:

Major Institutions							R$ million
			9/30/2014		6/30/2014		9/30/2014
Institutions	Country	Activity	Total Assets	Equity	Total Assets	Equity	Total Assets	Equity
Banco Itaú Argentina S.A. (1)	Argentina	Financial institution	7,224	983	5,797	706	4,384	529
Banco Itaú BBA S.A. (1)	Brazil	Financial institution	5,984	5,676	6,571	5,469	5,903	5,584
Banco Itaú BMG Consignado S.A (1)	Brazil	Financial institution	42,443	2,276	46,070	2,213	37,893	1,348
Banco Itaú Chile (1)	Chile	Financial institution	47,164	4,384	38,475	3,674	30,489	3,071
Banco Itaú Paraguay S.A. (1)	Paraguay	Financial institution	13,144	1,770	10,700	1,357	7,751	1,100
Banco Itaú Suisse S.A. (1)	Switzerland	Financial institution	5,240	743	4,143	601	3,538	424
Banco Itaú Uruguay S.A. (1)	Uruguay	Financial institution	17,148	1,482	13,074	1,108	9,745	869
Banco Itaucard S.A. (1)	Brazil	Financial institution	106,134	19,703	115,576	18,604	147,069	18,369
Banco Itauleasing S.A. (1)	Brazil	Financial institution	10,718	10,131	10,529	9,912	40,797	39,786
Cia. Itaú de Capitalização (1)	Brazil	Capitalization	4,352	609	4,219	845	4,413	833
Dibens Leasing S.A. - Arrendamento Mercantil (1)	Brazil	Leasing	150,059	3,638	147,176	3,428	145,228	2,906
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (1)	Brazil	Consumer Finance Credit	3,813	1,110	3,851	1,052	3,657	910
Hipercard Banco Mdltiplo S.A. (1)	Brazil	Financial institution	8,325	3,853	8,045	3,716	8,974	4,847
Itaú Bank, Ltd. (1)	Cayman Islands	Financial institution	28,270	2,867	23,532	2,916	31,887	2,036
Itaú BBA Colombia S.A. Corporación Financiera (1)	Colombia	Financial institution	736	410	581	380	464	389
Itaú BBA International PLC (1)	United Kingdom	Financial institution	26,930	4,012	20,880	3,103	15,015	2,416
Itaú BBA USA Securities Inc. (1)	United States	Broker	1,950	1,731	2,621	1,385	5,960	1,142
Itaú BMG Seguradora S.A.	Brazil	Insurance	202	77	206	75	199	70
Itaú Corretora de Valores S.A.(1)	Brazil	Broker	7,272	3,094	4,403	2,650	4,996	2,393
Itaú Seguros S.A.	Brazil	Insurance	12,284	4,980	12,029	5,893	14,114	7,491
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento (1) (2)	Brazil	Consumer Finance Credit	-	-	-	-	4,233	3,683
Itaú Unibanco S.A. (1)	Brazil	Financial institution	1,235,422	55,873	1,126,076	55,359	1,085,044	49,224
Itaú Vida e Previdência S.A.	Brazil	Pension Plan	124,314	3,572	119,594	5,290	106,722	5,143
Luizacred S.A. Soc. Cred. Financiamento Investimento (1)	Brazil	Consumer Finance Credit	4,308	617	4,459	584	4,330	590
Redecard S.A. – REDE (1)	Brazil	Acquirer	46,147	13,911	42,902	13,549	42,921	12,928
(1) Prudential Conglomerate Institutions.
(2) Institution incorporated on 01/31/2015 by Itaú Unibanco S.A. and Itaú BBA Participações S.A.

Itaú Unibanco

Risk Management – Pillar 3

4	Investments in other entities

4.1	Investments in other entities not classified in the trading book

The financial statements of Itaú Unibanco and its subsidiaries have been prepared in accordance with accounting practices adopted in Brazil, as established by Brazilian Corporate Law, together with CMN and Brazilian Securities and Exchange Commission (CVM) regulations, in the latter cases when such regulations are not inconsistent with BACEN regulations.

The interests held in other entities, except those measured at book value (equity method of accounting), which we intend to hold for a long term, are classified in Permanent Assets and measured at their acquisition cost (cost method). Investments measured under the cost method are stated at their historical amount, i.e., the price the company paid to acquire them. The investor does not account for the profits or losses of an investee, except when related to the dividends based on profits obtained, when distributed.

Investments in other companies which there is no intention to hold for a long term are classified as Securities and, based on the designation defined pursuant to Management strategies, they are recognized at fair value, in other comprehensive income.

In accordance with the qualitative characteristics of useful financial information, Itaú Unibanco substantially applies its policies on a systematic basis, thus ensuring the consistency and comparability of its information, except when otherwise required by regulators, under amended regulations.

In 2015 there were no significant amendments to policies related to equity interests.

For further information on Itaú Unibanco’s accounting policies, please see Note 4 – “Summary of the main accounting practices”, to the Complete Financial Statements, that can be found on the website www.itau.com.br/investor‐relations.

We give below the amounts for corporate shareholdings classified as permanent assets, excluding those valued by equity accounting, and for investments in equity classified as securities, both of which are not included in the trading portfolio. As of September 30, 2015, the capital required for these shareholdings was R$ 59.5 million.

Investments in other entities		R$ million
	Prudential		Financial
	9/30/2015	6/30/2015	9/30/2014
Carrying Amount	580.6	1,178.5	679.9
Public	395.5	415.9	76.4
Private	185.1	762.5	603.5
Fair value	721.1	1,332.1	810.6
Public	515.0	537.4	204.9
Private	206.1	794.7	605.6
Gain or losses arising on investments in other entities	0.3	0.3	(2.4)
Recognized and unrealized gain or losses	(132.6)	(235.3)	(218.9)
Unrecognized and unrealized gain or losses	140.5	153.6	130.7

The risk of shareholdings not included in the trading portfolio is assessed, for ICAAP purposes, as part of the Itaú Unibanco risk assessment process.

Itaú Unibanco

Risk Management – Pillar 3

5	Credit Risk

5.1	Framework and Treatment

Credit risk is the possibility of losses associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs.

Itaú Unibanco’s credit risk management and control structure establishes operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control risk that can quantify the credit risk inherent to all products, portfolio concentrations and the impacts of potential changes in the economic environment. The Bank’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country.

Itaú Unibanco’s credit risk management is the primary responsibility of all Business Areas and is aimed at maintaining the quality of the credit portfolio at levels that are consistent with the institution’s risk appetite, for each market segment in which it operates. The Business Areas have to:

—	Follow up and closely monitor the portfolios under their responsibility;
—	Grant credit in accordance to the authority levels, market conditions, macroeconomic prospects, changes in markets and products and the effects of sector and geographic concentrations;
—	Manage credit risk adopting actions that provide sustainability to its business.

Itaú Unibanco’s credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates, and the allocated economic capital; and on external factors, related to the economic environment, interest rates, market default indicators, inflation and changes in consumption.

Itaú Unibanco has a structured process to maintain a diversified portfolio, which is considered appropriate by the institution. The concentrations are monitored continuously for economic sectors, and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

The credit risk management governance is conducted through collegiate bodies, which act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies and approving the actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional policies on credit risk management, are the responsibility of this structure.

The credit risk control is carried out by an independent executive area segregated from the business units, as required by the current regulation. Among others, the main responsibilities of the credit risk control area are to:

—	Monitor and control the performance of the credit portfolios in view of the limits approved by senior management;
—	Conduct the centralized control of the credit risk segregated from the business units;
—	Manage the process of preparation, review and approval of institutional policies of credit risk, meeting the regulatory guidelines;
—	Assess the credit risk of the operations at the authority levels appointed by the credit commissions.

The policies and products’ evaluation process enables Itaú Unibanco to identify potential risks in order to ensure that credit decisions make sense from an economic and risk perspective.

Itaú Unibanco’s centralized process for approving credit policies and validating models ensures the synchronization of credit actions.

The credit rating process for wholesale transactions is based on information such as the economic and financial condition of the counterparty, its cash‐generating capabilities, the economic group to which it belongs, and the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case‐by‐case basis through the approval governance.

With respect to retail transactions (individuals, small and medium companies), ratings are assigned based on statistical application and behavior score models. Decisions are met based on continuously monitored scoring models. Extraordinarily, an individual analysis of specific cases may be performed, in which case credit approval follows the applicable authority levels.

Itaú Unibanco

Risk Management – Pillar 3

Additionally, the risk assessment of both the retail segments and the wholesale segment incorporate client debts both to Itaú and the market.

Itaú Unibanco rates government securities and other debt instruments according to their credit quality with the purpose of managing the exposures.

Itaú Unibanco strictly controls credit exposure to clients and counterparties, acting on occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral.

Itaú Unibanco counts on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, including: (i) country risk governance; (ii) country ratings; (iii) credit limits for countries; (iv) limits monitoring; and (v) actions for limit breaches.

In line with the principles of CMN Resolution 3,721, Itaú Unibanco’s credit risk management structure and institutional policy are approved by its Board of Directors, and applicable to all companies and subsidiaries in Brazil and abroad.

The guidelines of the institutional credit risk management policy can be accessed at http://www.itau.com.br/investor‐relations, under Corporate Governance, Regulations and Policies, Public Access Report – Credit Risk.

Itaú Unibanco

Risk Management – Pillar 3

5.2	Credit Portfolio Analysis

The information presented in the following tables allow the analysis of the credit portfolio, and its behavior, from different view stands: operations with credit granting characteristics segregated by Brazil Geographic Regions, by Countries, economic sector, by type of product and remaining maturity, concentration of the credit portfolio on largest debtors and the amount of the overdue transactions and allowance for loan losses.

Operations with Credit Granting Characteristics by Brazil Geographic Regions and by Countries

				R$ million
	Prudential
	9/30/2015						6/30/2015
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	124,452	21,821	7,932	30 030	13,111	197,346	200,112
Rural Loans	175	31		1	6	213	208
Real Estate	27,814	2,269	352	1,452	1,548	33,435	31,554
Payroll	24,456	5,336	3,776	8,651	3,818	46,037	46,186
Vehicle and Leasing	11,735	3,312	961	2,569	2,117	20,694	22,603
Credit card	37,190	7,554	2,242	15,481	3,693	66,160	68,405
Endorsements and Sureties	637	34	2	9	52	734	662
Personal Loans (Other)	22,445	3,285	599	1,867	1,877	30,073	30,494
Companies	253,774	20,712	2,153	9,100	5,752	291,491	288,213
Rural Loans	5,357	3,727	16	252	536	9,888	7,634
Investments	58,947	6,713	921	3,779	2,330	72,690	75,575
Import and Export	27,696	1,351	197	590	211	30,045	24,235
Working Capital, Discount Bonds and Guaranteed Account	88,775	7,980	922	4,031	2,399	104,107	107,218
Endorsements and Sureties	70,351	398	34	196	102	71,081	70,686
Other	2,648	543	63	252	174	3,680	2,865
Total	378,226	42,533	10,085	39,130	18,863	488,837	488,325
(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics by Countries: Exposure									R$ million
	Prudential
	9/30/2015											6/30/2015
	Brazil	Argentina	Chile	Colombia	United States of America	Paraguay	United Kingdom	Switzerland	Uruguay	Other	Total	Total
Individuals	197,346	1,797	16,051	-		3,048	-	-	2,365	-	220,607	222,074
Rural Loans	213	-	-	-		-	-	-	-	-	213	208
Real Estate	33,435	3	10,180	-	-	197	-	-	272	-	44,087	40,351
Payroll	46,037			-			-	-		-	46,037	46,186
Vehicle and Leasing	20,694	-	-	-		175	-	-	-	-	20,869	22,754
Credit card	66,160	1,325	1,438	-	-	898	-	-	1,468	-	71,289	72,618
Endorsements and Sureties	734	-	11	-	-	-	-	-	10	-	755	752
Personal Loans (Other)	30,073	469	4,422	-	-	1,778	-	-	615	-	37,357	39,205
Companies	291,491	3,858	27,895	456	4,071	4,617	13,852	2,358	5,762	94	354,454	335,486
Rural Loans	9,888	-	-	-	-	-	-	-	-	-	9,888	7,634
Investments	72,690	5	2,579	-	-	10	35	-	98	-	75,417	77,887
Import and Export	30,045	227	342	-	3,870	-	4,503	2,299	-	-	41,286	33,043
Working Capital, Discount Bonds and Guaranteed Account	104,107	2,954	22,455	456	-	4,332	9,032	-	5,388	59	148,783	140,205
Endorsements and Sureties	71,081	672	2,519	-	201	274	282	59	276	35	75,399	73,851
Other	3,680	-	-	-	-	1	-	-	-	-	3,681	2,866
Total	488.837	5,655	43,946	456	4.071	7,665	13.852	2.358	8.127	94	575,061	557,560

(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics in Brazil: Quarterly Average Exposure	R$ million
	Prudential
	9/30/2015						6/30/2015
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	125,060	22,036	8,008	30,349	13,279	198,732	199,700
Rural Loans	173	30	-	1	6	210	218
Real Estate	27,065	2,187	339	1,405	1,499	32,495	30,758
Payroll	24,436	5,343	3,788	8,673	3,872	46,112	45,850
Vehicle and Leasing	12,328	3,449	1,000	2,660	2,212	21,649	23,770
Credit card	37,836	7,692	2,278	15,724	3,754	67,284	68,097
Endorsements and Sureties	600	34	2	10	52	698	683
Personal Loans (Other)	22,622	3,301	601	1,876	1,884	30,284	30,324
Companies	251,585	20,891	2,220	9,339	5,816	289,851	293,708
Rural Loans	4,652	3,365	17	236	491	8,761	7,758
Investments	59,874	6,974	977	3,953	2,354	74,132	77,367
Import and Export	24,832	1,314	192	582	222	27,142	25,506
Working Capital, Discount Bonds and Guaranteed Account	89,775	8,316	949	4,146	2,476	105,662	108,201
Endorsements and Sureties	70,122	428	31	195	107	70,883	72,087
Other	2,330	494	54	227	166	3,271	2,789
Total	376,645	42,927	10,228	39,688	19,095	488,583	493,408
(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Itaú Unibanco

Risk Management – Pillar 3

Operations with Credit Granting Characteristics by Countries: Quarterly Average Exposure									RS million
						Prudential
	9/30/2015											6/30/2015
	Brazil	Argentina	Chile	Colombia	United States of America	Paraguay	United Kingdom	Switzerland	Uruguay	Other	Total	Total
Individuals	198,732	1,586	16,046	-	-	2,814	-	-	2,165	-	221,343	222,110
Rural Loans	210	-	-	-	-	-	-	-		-	210	218
Real Estate	32,495	3	9,307	-	-	176	-	-	239	-	42,220	39,649
Payroll	46,112	-	-	-	-	-	-	-	-	-	46,112	45,850
Vehicle and Leasing	21,649	-	-	-	-	163	-	-	-	-	21,812	23,932
Credit card	67,284	1,160	1,332	-	-	828	-	-	1,350	-	71,954	72,435
Endorsements and Sureties	698	-	46	-	-	-	-	-	9	-	753	774
Personal Loans (Other)	30,284	423	5,361	-	-	1,647	-	-	567	-	38,282	39,252
Companies	289,851	3,389	24,037	-	-	-	-	-	-	85	344,968	342,130
Rural Loans	8,761	-	-	-	-	-	-	-	-	-	8,761	7,758
Investments	74,132	4	2,385	-	-	10	31	-	89	-	76,651	79,711
Import and Export	27,142	228	351	-	3,444	-	3,851	2,150			37,166	34,245
Working Capital, Discount Bonds and Guaranteed Account	105,662	2,698	19,005	417	-	3,906	7,973	-	4,779	-53	144,493	142,460
Endorsements and Sureties	70,883	459	2,296	-	212	228	214	57	244	32	74,625	75,166
Other	3,271	-	-	-	-	1	-	-	-	-	3,272	2,790
Total	488,583	4,975	40,083	417	3,656	6,959	12,069	2,207	7,277	85	566,311	564,240
(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit Granting Characteristics by Economic Sector

The composition of loan portfolios by economic sector is presented below:

Operations with Credit Granting Characteristics in Brazil(1) Exposure						R$ million
Prudential
9/30/2015	9/30/2015								6/30/2015
Individuals	Rural Loans	Real State	Payroll	Vehicle and Leasing	Credit Card	Endorsements and Sureties	Personal Loans (Other)	Total	Total
Total	213	44,087	46,037	20,869	71,289	755	37,357	220,607	222 074
(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics In Brazil: Exposure											R$ million
	Prudential
	9/30/2019/30/2015														2016/30/2015
	Rural Loans		Investments		Import and Export		Working Capital, Discount Bonds and Guaranteed Account		Endorsements and Sureties		Other		Total		Total
Companies	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%
Public Sector	-	0.0%	1,845	2.4%	1,073	2.6%	289	0.2%	1,490	2.0%	-	0.0%	4,697	1.3%	6,783	2.0%
ENERGY	-	0.0%	-	0.0%	-	0.0%	133	0.1%	-	0.0%	-	0.0%	133	0.0%	105	0.0%
PETROCHEMICAL AND CHEMICAL	-	0.0%	1,771	2.3%	1,019	2.5%	8	0.0%	1,417	1.9%	-	0.0%	4,215	1.2%	6,303	1.9%
SUNDRY	-	0.0%	74	0.1%	54	0.1%	148	0.1%	73	0.1%	-	0.0%	349	0.1%	375	0.1%
Private Sector	9,888	100.0%	73,572	97.6%	40,213	97.4%	148,494	99.8%	73,909	98.0%	3,681	100.0%	349,757	98.7%	328,703	98.0%
SUGAR AND ALCOHOL	963	9.7%	5,732	7.6%	2,490	6.0%	532	0.4%	743	1.0%	76	2.1%	10,536	3.0%	11,118	3.3%
AGRIBUSINESS AND FERTILIZERS	2,123	21.5%	2,674	3.5%	4,386	10.6%	6,185	4.2%	1,874	2.5%	56	1.5%	17,298	4.9%	15,411	4.6%
FOOD AND BEVERAGE	1,379	13.9%	3,618	4.8%	1,989	4.8%	5,299	3.6%	8,306	11.0%	100	2.7%	20,691	5.8%	19,910	5.9%
BANKS AND OTHER FINANCIAL INSTITUTIONS	551	5.6%	397	0.5%	3	0.0%	6,795	4.6%	4,657	6.2%	8	0.2%	12,411	3.5%	10,861	3.2%
CAPITAL ASSETS	139	1.4%	3,145	4.2%	893	2.2%	3,084	2.1%	2,300	3.1%	134	3.6%	9,695	2.7%	10,096	3.0%
PULP AND PAPER	115	1.2%	919	1.2%	1,465	3.5%	893	0.6%	367	0.5%	13	0.4%	3,772	1.1%	3,255	1.0%
ELECTRONIC AND IT	1	0.0%	652	0.9%	269	0.7%	3,234	2.2%	2,556	3.4%	127	3.5%	6,839	1.9%	6,805	2.0%
PACKAGING	-	0.0%	539	0.7%	474	1.1%	1,670	1.1%	563	0.7%	133	3.6%	3,379	1.0%	3,023	0.9%
ENERGY AND SEWAGE	-	0.0%	3,637	4.8%	50	0.1%	2,679	1.8%	5,768	7.6%	264	7.2%	12,398	3.5%	12,923	3.9%
EDUCATION	8	0.1%	284	0.4%	1	0.0%	1,026	0.7%	801	1.1%	36	1.0%	2,156	0.6%	2,342	0.7%
PHARMACEUTICALS AND COSMETICS	-	0.0%	420	0.6%	457	1.1%	3,458	2.3%	2,743	3.6%	107	2.9%	7,185	2.0%	7,165	2.1%
REAL ESTATE AGENTS	14	0.1%	16,140	21.4%	20	0.0%	8,127	5.5%	1,516	2.0%	152	4.1%	25,969	7.3%	25,612	7.6%
ENTERTAINMENT AND TOURISM	2	0.0%	430	0.6%	32	0.1%	3,445	2.3%	447	0.6%	164	4.5%	4,520	1.3%	4,380	1.3%
WOOD AND FURNITURE	54	0.5%	773	1.0%	368	0.9%	1,696	1.1%	188	0.2%	87	2.4%	3,166	0.9%	3,021	0.9%
CONSTRUCTION MATERIAL	1	0.0%	1,886	2.5%	573	1.4%	3,785	2.5%	1,788	2.4%	112	3.0%	8,145	2.3%	7,612	2.3%
STEEL AND METALLURGY	42	0.4%	2,450	3.2%	2,295	5.6%	6,089	4.1%	2,348	3.1%	223	6.1%	13,447	3.8%	13,057	3.9%
MEDIA	-	0.0%	584	0.8%	96	0.2%	477	0.3%	401	0.5%	19	0.5%	1,577	0.4%	1,759	0.5%
MINING	-	0.0%	901	1.2%	734	1.8%	3,152	2.1%	3,142	4.2%	16	0.4%	7,945	2.2%	7,500	2.2%
INFRASTRUCTURE WORK		0.0%	1,151	1.5%	1,137	2.8%	1,847	1.2%	2,127	2.8%	113	3.1%	6,375	1.8%	6,309	1.9%
OIL AND GAS (2)	31	0.3%	609	0.8%	536	1.3%	3,911	2.6%	1,643	2.2%	50	1.4%	6,780	1.9%	5,903	1.8%
PETROCHEMICAL AND CHEMICAL	260	2.6%	1,332	1.8%	2,459	6.0%	3,723	2.5%	2,508	3.3%	252	6.8%	10,534	3.0%	9,254	2.8%
HEALTH CARE	-	0.0%	606	0.8%	49	0.1%	1,526	1.0%	508	0.7%	32	0.9%	2,721	0.8%	2,797	0.8%
INSURANCE AND REINSURANCE AND PENSION	-	0.0%	-	0.0%	-	0.0%	3	0.0%	90	0.1%	-	0.0%	93	0.0%	96	0.0%
TELECOMMUNICATIONS	-	0.0%	672	0.9%	-	0.0%	648	0.4%	8,142	10.8%	9	0.2%	9,471	2.7%	9,457	2.8%
CLOTHING AND FOOTWEAR	81	0.8%	909	1.2%	750	1.8%	3,220	2.2%	475	0.6%	131	3.6%	5,566	1.6%	5,478	1.6%
TRADING	48	0.5%	174	0.2%	585	1.4%	1,053	0.7%	617	0.8%	26	0.7%	2,503	0.7%	2,267	0.7%
TRANSPORTATION	8	0.1%	9,164	12.2%	896	2.2%	5,168	3.5%	2,123	2.8%	257	7.0%	17,616	5.0%	17,598	5.2%
DOMESTIC APPLIANCES	-	0.0%	149	0.2%	253	0.6%	1,607	1.1%	671	0.9%	16	0.4%	2,696	0.8%	3,016	0.9%
VEHICLES AND AUTOPARTS	3	0.0%	5,787	7.7%	4,124	10.0%	6,388	4.3%	6,187	8.2%	179	4.9%	22,668	6.4%	22,403	6.7%
THIRD SECTOR	-	0.0%	24	0.0%	-	0.0%	3,817	2.6%	34	0.0%	3	0.1%	3,878	1.1%	3,700	1.1%
PUBLISHING AND PRINTING	-	0.0%	158	0.2%	47	0.1%	782	0.5%	226	0.3%	61	1.7%	1,274	0.4%	1,252	0.4%
COMMERCE-SUNDRY	3	0.0%	1,247	1.7%	732	1.8%	13,192	8.9%	2,753	3.7%	326	8.9%	18,253	5.1%	17,396	5.2%
INDUSTRY - SUNDRY	16	0.2%	121	0.2%	5,620	13.6%	5,775	3.9%	333	0.4%	9	0.2%	11,874	3.3%	8,714	2.6%
SUNDRY SERVICES	156	1.6%	2,524	3.3%	5,810	14.1%	23,591	15.9%	2,652	3.5%	320	8.7%	35,053	9.9%	27,934	8.3%
SUNDRY	3,890	39.3%	3,764	5.0%	620	1.5%	10,617	7.1%	2,312	3.1%	70	1.9%	21,273	6.0%	19,279	5.7%
Total	9,888	100.0%	75,417	100.0%	41,286	100.0%	148,783	100.0%	75,399	100.0%	3,681	100.0%	354,454	100.0%	335,486	100.0%
(1) Including sureties, endorsements and credit commitments, netted from allowance for loan losses.
(2) Comprises trade of fuel.

Itaú Unibanco

Risk Management – Pillar 3

Remaining maturity of loan transactions

The table below presents the remaining maturity of operations with credit granting characteristics detailed by type of products:

Remaining maturities of loan transactions(1)					R$ million
	Prudential
	9/30/2015							6/30/2015
	up to 6 months	6 to 12 months	1 to 5 years	above 5 years	up to 6 months	6 to 12 months	1 to 5 years	above 5 years
Individuals	58,984	5,226	56,566	68,019	59,924	5,391	59,856	63,125
Rural Loans	51	50	94	11	91	13	90	11
Real Estate	279	28	938	42,843	302	35	864	39,132
Payroll	276	761	21,395	23,606	258	747	23,129	22,077
Vehicle and Leasing	832	1,973	18,059	6	912	2,002	19,812	6
Credit card	49,953	-	-	-	51,360	-	-	-
Guarantees	120	186	148	300	89	195	185	284
Personal Loans (Other)	7,473	2,228	15,932	1,253	6,912	2,399	15,776	1,615
Companies	85,191	33,880	118,078	92,342	76,332	31,972	114,240	87,637
Rural Loans	3,799	3,692	1,617	257	3,768	1,562	1,821	230
Investments	5,519	7,352	37,817	17,827	4,728	7,585	39,437	17,927
Import and Export	15,194	4,339	16,475	5,274	12,483	4,284	13,556	2,573
Working Capital, Discount Bonds and Guaranteed Account	51,412	11,352	48,424	20,454	47,119	11,038	47,424	18,650
Endorsements and Sureties	9,173	6,968	10,747	48,120	8,157	7,357	9,744	47,877
Other	94	177	2,998	410	77	146	2,258	380
Total	144,175	39,106	174,644	160,361	136,256	37,363	174,096	150,762
(1) Do not include loan commitments.

Concentration on the Major Debtors

Concentration of Largest Clients with Credit Granting Characteristics				R$ million
	Prudential				Financial
	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations(1)	9/30/2015		6/30/2015		9/30/2014
Largest debtor	5,099	0.9%	6,233	1.2%	5,128	1.0%
10 largest debtors	35,257	6.4%	34,125	6.5%	31,242	6.2%
20 largest debtors	54,978	10.0%	52,900	10.0%	51,164	10.2%
50 largest debtors	92,304	16.8%	87,138	16.5%	84,618	16.8%
100 largest debtors	124,456	22.7%	117,617	22.3%	114,083	22.7%
(1) The amounts include endorsements and sureties. Do not include loan commitments.

Concentration of Major Clients with Credit Granting Characteristics				R$ million
	Prudential				Financial
	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations and Securities of Companies and Financial Institutions(1)	9/30/2015		6/30/2015		9/30/2014
Largest debtor	8,014	1.2%	6,393	1.0%	5,379	0.9%
10 largest debtors	52,285	8.0%	45,654	7.4%	39,203	6.7%
20 largest debtors	83,505	12.8%	73,863	11.9%	65,772	11.3%
50 largest debtors	138,994	21.2%	122,578	19.8%	113,885	19.6%
100 largest debtors	184,116	28.1%	163,365	26.4%	152,507	26.2%
(1) The amounts include endorsements and sureties. Do not include loan commitments.

Itaú Unibanco

Risk Management – Pillar 3

Overdue Amounts

The table below presents the balance of overdue amounts:

Overdue Amounts: by Brazil Regions and Countries							R$ million
	Prudential
	9/30/2015					6/30/2015
	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days
Southeast	7,057	1,731	4,398	5,123	252	6,324	2,015	4,727	4,225	601
South	1,119	337	812	826	56	1,134	422	661	807	50
North	312	85	194	261	16	291	100	192	254	11
Northeast	1,053	366	909	1,052	56	908	381	812	940	33
Midwest	582	193	413	487	33	614	199	415	416	26
Brazil	10,123	2,712	6,726	7,749	413	9,271	3,117	6,807	6,642	721
Foreign	950	165	293	289	53	884	129	205	216	50
Total	11,073	2,877	7,019	8,038	466	10,155	3,246	7,012	6,858	771

Overdue Amounts: by Economic Sector										R$ million
	Prudential
	9/30/2015					6/30/2015
	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days
Public Sector	-	-	-	-	-	-	-	-	-	-
Private Sector	11,073	2,877	7,019	8,038	466	10,155	3,246	7,012	6,858	771
Companies	4,578	842	2,229	2,914	140	3,730	1,018	2,674	2,182	5 32
Industry and Commerce	2,067	412	1,232	1,543	87	1,664	527	1,666	1,060	156
Services	2,234	359	585	1,187	42	1,472	330	857	980	335
Primary	262	69	403	178	11	570	158	147	136	40
Other	15	2	9	6	‐	24	3	4	6	1
Individuals	6,495	2,035	4,790	5,124	326	6,425	2,228	4,338	4,676	239
Total	11,073	2,877	7,019	8,038	466	10,155	3,246	7,012	6,858	771

Allowance for Loan Losses

In order to be hedged against losses arising from loan operations, Itaú Unibanco takes into consideration all the aspects that determine the client’s credit risk to determine the provision level that is appropriate to the risk incurred in each operation. For each operation, the assessment and the client or economic group rating, the operation rating, and the possible existence of past due amounts are taken into account and the volume of the regulatory provision is determined.

Allowance for Loan Losses - Quarterly evolution					R$ million
	Prudential
	9/30/2015				6/30/2015
	Opening Balance	Necessary accounting net provisions	Write-Off	Final Balance	Opening Balance	Necessary accounting net provisions	Write-Off	Final Balance
Public Sector	(2)	1	-	(1)	(6)	2	2	(2)
Private Sector	(27,652)	(10,192)	4,171	(33,673)	(27,887)	(5,343)	5,578	(27,652)
Companies	(12,232)	(5,451)	1,548	(16,135)	(12,798)	(1,846)	2,412	(12,232)
Industry and Commerce	(5,429)	(1,910)	902	(6,437)	(5,047)	(1,254)	872	(5,429)
Services	(5,882)	(2,449)	547	(7,784)	(6,903)	(437)	1,458	(5,882)
Primary	(898)	(1,089)	96	(1,891)	(822)	(153)	77	(898)
Other	(23)	(3)	3	(23)	(26)	(2)	5	(23)
Individuals	(15,420)	(4,741)	2,623	(17,538)	(15,089)	(3,497)	3,166	(15,420)
Total	(27,654)	(10,191)	4,171	(33,674)	(27,893)	(5,341)	5,580	(27,654)

Itaú Unibanco

Risk Management – Pillar 3

Mitigating Instruments

Itaú Unibanco uses guarantees aiming at increasing resiliencies in operations with credit risk. The using guarantees can be personal guarantees, secured guarantees, legal structures with mitigating power and netting arrangements. There are normative and institutional credit policies governing the use of collateral.

To be considered as risk reduction instrument, the guarantees need to comply with requirements and determinations of the regulations that govern the guarantees, whether internal or external and are legally valid (effective), enforceable and regularly evaluated.

The collaterals used can generate risk mitigation. The impact of asset assignment collaterals and purchased credit derivative hedges results from the collateral replacement, where a borrower’s risk parameters are replaced by the guarantor’s risk parameters. When used for managerial purposes, in the case of collateral assets and the legal structures with mitigation capabilities and offsetting agreements, risk mitigation in made based on methodologies jointly established and approved by the business units in charge of credit risk management and the centralized credit risk control department.

These methodologies take into consideration factors related to the legal enforceability of collaterals, the necessary costs of enforcing them, and the expected recoverable amount, taking into consideration market volatility and liquidity.

Itaú Unibanco uses credit derivatives, such as single name CDS, to mitigate the credit risk of its portfolios of securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

The credit limits are continuously monitored and changed according to client behavior. Thus, the potential loss values represent a fraction of the amount available.

The table below presents the total amount mitigated by risk mitigating instruments, as defined in BACEN Circular No. 3,644, Art. 36, 3rd paragraph.

It is worth noting that purchase and sale commitments and residential real estate or first mortgage‐backed loan operations are considered when determining risk weights assets.

Total Mitigation			R$ million
	Prudential		Financial
	9/30/2015	6/30/2015	9/30/2014
Demand and time deposits, savings and own financial credit bills	287,112	278,221	287,078
FPR 0%	287,112	278,221	287,078
Securities	12,748	7,214	7,381
FPR 0%	12,748	7,214	7,381
Personal Guarantee	36,036	34,938	24,571
FPR 0%	3,972	3,036	‐
FPR 50%	32,064	31,902	24,571

Itaú Unibanco

Risk Management – Pillar 3

Counterparty Credit Risk

Itaú Unibanco sees the counterparty credit risk as a possibility of noncompliance, by a given counterparty, with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk, including those related to the settlement of derivative financial instruments. Additionally, Itaú Unibanco includes the risk of deterioration of the credit quality of the counterparty in its risk assessment.

Itaú Unibanco’s structure for managing, monitoring and controlling the counterparty credit risk arising from derivative financial instruments and other complex financial instruments, as well as from operations with variable indexes, is inserted in the credit risk management structure.

The table below presents the notional value of the contracts subject to the counterparty credit risk. According to Circular No. 3,644, for the calculation of the net global exposure to the counterparty credit risk arising from operations with derivative financial instruments, the application of the Future Potential Exposure Factor (FEPF) is considered. In the case of unsettled operations, the application of the Unsettled Operation Credit Conversion Factor (FCL) is considered. The application of these factors reduces the final exposure of the operations subject to the counterparty credit risk.

Notional Amount of Contracts Subject to the Counterparty Credit Risk		R$ million
	Prudential		Financial
	9/30/2015	6/30/2015	9/30/2014
Notional Amount	1,976,414	1,734,326	1,612,461
Settled in Settlement Systems (Stock Exchange)(1)	805,968	525,697	434,622
Not Settled in Settlement Systems (Over-The-Counter)	1,170,446	1,208,629	1,177,838
With Guarantees	476,557	433,012	475,002
Without Guarantees	693,889	775,617	702,836
(1) amounts related to contracts settled in the settlement system of a clearing house for the financial settlement of operations in which the house operates as the central counterparty.

The tables below present the gross positive amount and the amount of the guarantees of the contracts subject to the counterparty credit risk.

Gross Positive Amount of Contracts Subject to the Counterparty Credit Risk		R$ million
	Prudential		Financial
	9/30/2015	6/30/2015	9/30/2014
Total Gross Positive Amount	540,349	472,143	506,662
Repurchase agreements	483,875	439,314	483,498
Others	56,474	32,829	23,165

Guarantees of Contracts Subject to the Counterparty Credit Risk			R$ million
	Prudential		Financial
	9/30/2015	6/30/2015	9/30/2014
Gross Amount of the Guarantees	476,557	433,012	475,002

The table below presents the net global exposure to the credit risk of the counterparty, calculated in accordance with the criteria of Circular No. 3,664 and applying the Future Potential Exposure and Unsettled Operation Credit Conversion factors.

Exposure to the Counterparty Credit Risk		R$ million
	Prudential		Financial
	9/30/2015	6/30/2015	9/30/2014
Net Global Exposure to the Counterparty Credit Risk	44,885	36,215	30,943

Itaú Unibanco

Risk Management – Pillar 3

Acquisitions, Sale or Transfer of Financial Assets

The acquisition of financial assets follows the same policies and the same credit governance established for the portfolios originated at Itaú Unibanco, where decision‐making is based on the objective assessment of the borrowers’ credit risk. Financial asset acquisitions can aim at increasing loan portfolio diversification or meeting the clients’ demands for liquidity. The purpose of the sale and transfer of financial assets is to meet investor demand for credit assets and be used as a portfolio credit risk management instrument.

Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

Since beginning January 2012, as provided for by CMN Resolution No. 3,533 and supplementary regulation, accounting records take into consideration the retention or non‐retention of risks and benefits on sale or transfers of financial assets.

Sale or Transfer of Financial Assets			R$ million
	Prudential		Financial
	9/30/2015	6/30/2015	9/30/2014
Balance of exposures assigned with significant withholding of risks and benefits	183	195	239
Balance of sale of exposure with substantial retention of risks and benefits	5,591	5,727	3,843
Credit rights Investments Fund (FIDC)	‐	‐	‐
Securitization Companies	5,564	5,702	3,843
Financial institutions	27	25	‐
Specific Purpose Company (SPE)	‐	-	‐
Balance of sale of exposure without substantial transfer or retention of risks and benefits	-	-	-

Sale or Transfer of Financial Assets				R$ million
	Prudential			Financial
	3rd quarter 2015	2nd quarter 2015	1st quarter 2015	4th quarter 2014	3rd quarter 2014
Flow of sale exposure in the quarter with substantial transfer of risks and rewards	50	442	206	1,248	770
Credit rights Investments Fund (FIDC)	2	‐	‐	2 5	‐
Securitization Companies	5	442	173	1,174	607
Financial institutions	43	‐	33	‐	29
Specific Purpose Company (SPE)	‐	‐	‐	‐	‐
Other(1)	‐	‐	‐	49	134
Total exposures assigned honored, repurchased, or written-off	151	141	175	178	195
(1) Transfer of college credits held with the public sector.

Itaú Unibanco

Risk Management – Pillar 3

Acquisition of Financial Assets			R$ million
	Prudential		Financial
	9/30/2015	6/30/2015	9/30/2014
Acquisitions of loan portfolios WITH the retention of assignor’s risks and rewards
a) By type of exposure	3,932	4,471	5,988
Individuals ‐ Payroll	1	1	1,483
Individuals ‐ Vehicle and Leasing	2,932	3,279	3,049
Companies ‐Loans (CCB)	981	1,168	1,414
Companies ‐ Other	18	23	42
b) By type of assignor	3,932	4,471	5,988
Credit rights Investments Fund (FIDC)	‐	‐	-
Securitization Companies	‐	‐	‐
Financial institutions	3,932	4,471	5,988
Specific Purpose Company (SPE)	‐	‐	‐

Acquisition of Financial Assets			R$ million
	Prudential		Financial
	9/30/2015	6/30/2015	9/30/2014
Acquisitions of loan portfolios with NO retention of assignor’s risks and rewards
a) By type of exposure	7,537	8,851	10,686
Individuals ‐ Payroll	7,537	8,851	10,686
b) By type of assignor	7,537	8,851	10,686
Credit rights Investments Fund (FIDC)	‐	‐	‐
Securitization Companies	‐	‐	‐
Financial institutions	7,537	8,851	10,686
Specific Purpose Company (SPE)	‐	‐	‐

Operations of Securitization

Itaú Unibanco’s portfolio includes securities arising from securitization processes. The portfolio is made up of Securitized Real Estate Loans (CRI), quotas of Credit Rights Investment Funds (FIDC) and Agribusiness Receivables Certificate (CRA).

The CRIs are backed by real estate loans and predominantly are not subordinated. The quotas of FIDCs are usually senior and backed by receivables, such as trade notes, promissory notes. The CRAs are backed by receivables linked to agribusiness.

Itaú Unibanco classifies securities arising from securitization processes based on the governance of products determined, and the credit is approved at the proper authority levels. The balances of these operations are presented below.

Securitization Exposures(1)		R$ million
	Prudential		Financial
	9/30/2015	6/30/2015	9/30/2014
CRI	18,053	18,356	14,677
Mortgage Loans	18,053	18,356	14,677
Single‐Tranche	15,982	16,016	12,033
Senior			‐
Subordinated	2,071	2,340	2,644
CRA	33	36	46
Credit Related to Agribusiness	33	36	46
Single‐Tranche	33	36	46
Senior	‐	‐	‐
Subordinated	‐	‐	‐
FIDC	9	9	91
Credit Rights	9	9	91
Single‐Tranche	‐	‐	‐
Senior	9	9	71
Subordinated	‐	‐	20
Total	18,095	18,401	14,814
 (1) values of traditional securitization.

Itaú Unibanco follows risk retention guidelines as defined at Resolutions 3,533 of the CMN.

Itaú Unibanco

Risk Management – Pillar 3

Then there is the summary of the securitization activity in the period:

Securitization Activities in the Period(1)		R$ million
	Prudential		Financial
	3rd quarter 2015	2nd quarter 2015	3rd quarter 2014
CRI	47	1,739	1,384
Mortgage Loans	47	1,739	1,384
FIDC	‐	186	544
Credit Rights	‐	186	544
FII	397	‐	‐
Real estate credit bills	397	‐	‐
CRA	‐	430	‐
Credit Rights	‐	430	‐
Total	444	2,355	1,928
(1) values of traditional securitization.

Itaú Unibanco

Risk Management – Pillar 3

Credit Derivatives

Itaú Unibanco buys and sells credit protection mainly related to securities of the Brazilian government and securities of Brazilian listed companies in order to meet the needs of its customers. When Itaú Unibanco sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which Itaú Unibanco is protection seller are credit default swap (CDS) and total return swap (TRS).

CDS is a credit derivative in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. Itaú Unibanco believes that, based on its historical experience, the maximum potential loss does not represent the expected loss. It happens because, when a loss event occurs, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during the third quarter of 2015, Itaú Unibanco has not incurred any loss related to credit derivative contracts.

The table below shows the nominal value of purchased credit derivatives that are identical to those that Itaú Unibanco acts as seller of protection underlying values.

Notional Amount of Credit Derivatives Held in Portfolio			R$ million
	Prudential		Financial
	9/30/2015	6/30/2015	9/30/2014
Risk Transferred	3,835	3,116	1,791
Credit Default Swap (CDS)	3,835	3,116	1,791
Total Return Swap (TRS)	-	-	-
Risk Received	(9,050)	(7,602)	(7,694)
Credit Default Swap (CDS)	(9,050)	(7,587)	(6,152)
Total Return Swap (TRS)	-	(15)	(1,542)
Total	(5,215)	(4,486)	(5,903)
Required capital of Risk Received	(461)	(406)	(292)

Itaú Unibanco

Risk Management – Pillar 3

6	Market Risk

6.1	Framework and Treatment

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, usually the risks caused by variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices, along with various indexes on these risk factors.

At Itaú Unibanco, market risk management is the process by which management monitors and controls risk of variations in the financial instruments, due to market movements, while aiming to optimize the risk‐return ratio through an adequate limits structure, alerts, effective risk management models and related management tools.

Itaú Unibanco’s institutional policies and general market risk management framework are in line with the principles of CMN Resolution No. 3,464, and subsequent amendments. These principles guide the institution’s approach to market risk control and management across all business units and legal entities of Itaú Unibanco.

The document that details the market risk control institutional policy is on the Investor Relations website www.itau.com.br/investor‐relations, in the route: Corporate Governance, Rules and Policies, Public Access Report ‐ Market Risk.

Itaú Unibanco’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

—	Political, economic and market conditions;
—	The market risk profile of the portfolio; and
—	Expertise within the group to support operations in specific markets.

Itaú Unibanco’s market risk management framework is subject to the governance and hierarchy of committees and to a structure of limits and alerts, with specific limits assigned to different levels and classes of market risk (such as interest rate risk, foreign exchange risk, among others). This structure of limits and alerts covers from aggregated risk indicators at the portfolio level, to more granular limits at the individual desk level. The market risk limits framework extends to the risk factor level, with specific limits and is aimed to improve the process of risk monitoring and understanding as well as prevent risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility and Itaú Unibanco’s risk appetite. Limits are monitored on a daily basis and breaches and potential breaches of limits are reported and discussed in accordance with the following procedure:

—	within one business day, for management responsible for the business units and executives in the risk control area and business areas; and
—	within one month, for the competent committees.

Daily risk reports used by the business and control areas are distributed to the executives officers. In addition, Itaú Unibanco’s market risk management and control process is subject to periodic reviews.

The structure of limits and alerts follows Board of Directors guidelines. These are approved by committees. The process for defining limit levels and reporting violations is subject to the approval governance of Itaú Unibanco institutional policies. The established information flow is intended to provide this information to the various executive levels of the institution, including members of the Board of Directors through the committees responsible for risk management.

The key principles underlying Itaú Unibanco’s market risk control structure are as follows:

—	Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk‐return objectives;
—	Provide disciplined and informed dialogue of the overall market risk profile and its evolution over time;
—	There must be transparency as to how the business works to optimize results;
—	The market risk control structure must provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
—	Concentration of risks must be monitored and avoided.

Market risk management and control process is subject to periodic reviews, to ensure it reflects alignment with best market practices, and continuous improvement over time.

Market risk is controlled by an area independent of the business units, which is responsible for the following daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and testing stress scenarios,

Itaú Unibanco

Risk Management – Pillar 3

(iv) reporting risk to the individuals responsible in the business units, in compliance with our governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products. For this, there is a structured process of communication and information flow, which provides information to committees and ensures compliance with the requirements of Brazilian and foreign regulatory agencies.

Itaú Unibanco hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in market risk factors and maintain the positions on the breaching limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow‐up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of Itaú Unibanco.

Hedge accounting considerations are presented in detail in explanatory Note 7g V – “Accounting hedge” of the Complete Financial Statements, that can be found on the website www.itau.com.br/investor‐relations.

Market risk framework categorizes transactions as part of either the Banking Book or the Trading Book, in accordance with general criteria established by CMN Resolution No. 3,464 and BACEN Circular No. 3,354.

Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading them.

Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to the management of the institution’s balance sheet. As a general rule, this book’s portfolios are intended to be either held to maturity, or sold in the medium and in the long run.

Market risk exposures inherent in various financial instruments, including derivatives, are composed of various risk factors that refer to a market parameter whose variation impacts a position’s valuation. The main risk factors measured by Itaú Unibanco are as follow:

—	Interest rates: the risk of losses from transactions subject to interest rates variation;
—	Other foreign interest rates: the risk of losses from transactions subject to foreign interest rates variations;
—	FX Rates: the risk of losses from positions subject to foreign exchange rate variation (e.g., foreign currency positions);
—	Brazilian inflation indexes: the risk of losses from transactions subject to the variations in inflation‐linked;
—	Equities and Commodities: the risk of losses from transactions subject to equity or commodities price variations.

The CMN has regulations establishing the segregation of market risk exposure at a minimum into the following categories: interest rates, FX rates, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment as the other risk indicators, such as interest rates and FX rates, and follows the governance and risk limits framework adopted by Itaú Unibanco for market risk management.

Market risk is analyzed based on the following key metrics:

—	Value at Risk: a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence level;
—
Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);

—	Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
—	Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value (“MtM ‐ Mark to Market”); and
—
Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

—	Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked‐to‐market and positioned by settlement dates;
—	Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates;

Itaú Unibanco

Risk Management – Pillar 3

—	Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

Itaú Unibanco

Risk Management – Pillar 3

6.2	Portfolio Analysis

Interest rate risk in the non‐trading book

Interest rate risk corresponds to the potential loss associated with changes in market interest on index, maturity and investment and funding mismatches. The interest rate risk management process of transactions classified in the non‐trading book is consistent with the corporate bodies governance and hierarchy, and the limits approved for risk market management. A mark‐to‐market methodology is adopted for the different products by calculating the sensitivity to the changes in interest rates, the value at risk (VaR), and stress tests are conducted to the entire book, as established in Itaú Unibanco’s institutional policies.

In treating the loan portfolios with material early settlements, the original maturities of the transactions are adjusted for the monthly revisions of their parameters, estimated from their historic bases, which accelerate the decrease of the originally contracted payment flows to better reflect the expected client behavior.

Remainders of products with no definite expiry date, such as demand deposits and savings accounts, are included in the statistics on the basis of past and seasonal experience. The core portion is distributed over time, thus generating an exposure to changes in interest rates, pursuant to internally approved methodologies.

The table below shows the sensitivity of the amount of the non‐trading book positions to changes in interest rate curves, using the methodology and stress scenarios adopted to manage this book’s risks at Itaú Unibanco for the third quarter of 2015.

Sensibility of Banking Position(1)			R$ million
		Prudential
Exposures		9/30/2015
Risk factors	Risk of variation in:	Scenario I	Scenario II	Scenario III
Interest Rate	Fixed Income Interest Rates in reais	(2)	(742)	(1,404)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	0	(17)	(31)
Price Index Linked	Interest of Inflation coupon	(2)	(294)	(529)
TR	TR Linked Interest Rates	1	(241)	(527)
(1) Amounts net of tax effects.

In order to measure these sensitivities, the following scenarios are used:

—	Scenario I: Shocks of 1 base point in interest rates and associated indexes;
—	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes, both for growth and fall, considering the largest resulting losses per risk factor;
—	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes, both for growth and fall, considering the largest resulting losses per risk factor.

As required by CVM Regulatory Instruction 475, Itaú Unibanco conducts sensitivity analysis against exceptional scenarios for market risk factors considered relevant. The results can be found at Note 7j – “Sensitivity analysis (trading and banking portfolios)” of the Complete Financial Statements – BRGAAP, on the website www.itau.com.br/investor‐relations.

Itaú Unibanco

Risk Management – Pillar 3

Evolution of the Trading Portfolio

The evolution of the Trading Portfolio, broken down by major risk factors, is tabulated below:

Total Value of Trading Position					R$ million
	Prudential				Financial
	9/30/2015		6/30/2015		9/30/2014
	Long	Short	Long	Short	Long	Short
Interest Rates	174,293	(178,690)	101,720	(117,048)	240,095	(257,555)
Foreign Exchange Rates	138,814	(142,237)	104,647	(96,586)	119,502	(116,984)
Equities	1,840	(1,942)	9,444	(9,329)	20,817	(20,729)
Commodities	37	(9)	48	(63)	60	(17)

Evolution of the Derivatives Portfolio

The main purpose of the derivative positions in the Banking Portfolio is to manage risks in this portfolio and in the corresponding risk factors. The evolution of Itaú Unibanco’s derivatives portfolio, broken down by group of risk factor, by the existence or absence of a central counterparty (exchange or over‐the‐counter market) and whether it is in Brazil or abroad, is presented below for both Trading and Banking Portfolios:

Derivatives: Trades in Brazil - Trading + Banking - With Central Counterparty					R$ million
	Prudential				Financial
	9/30/2015		6/30/2015		9/30/2014
	Long	Short	Long	Short	Long	Short
Interest Rates	224,598	(434,051)	273,250	(394,244)	328,710	(428,366)
Foreign Exchange Rates	150,413	(127,928)	132,729	(123,446)	117,705	(97,356)
Equities	3,153	(2,857)	2,433	(2,037)	7,190	(6,980)
Commodities	794	(606)	644	(515)	258	(226)

Derivatives: Trades in Brazil - Trading + Banking - Without Central Counterparty					R$ million
	Prudential				Financial
	9/30/2015		6/30/2015		9/30/2014
	Long	Short	Long	Short	Long	Short
Interest Rates	292,944	(292,995)	178,424	(171,425)	167,600	(175,178)
Foreign Exchange Rates	241,998	(284,406)	131,954	(170,856)	135,403	(156,194)
Equities	23,306	(23,545)	27,691	(27,922)	17,535	(17,964)
Commodities	119	(275)	266	(355)	178	(180)

Derivatives: Foreign Trades - Trading+ Banking - With Central Counterparty						R$ million
	Prudential				Financial
	9/30/2015		6/30/2015		9/30/2014
	Long	Short	Long	Short	Long	Short
Interest Rates	62	(668)	18	(309)	1,267	(7,269)
Foreign Exchange Rates	154,243	(153,669)	147,538	(147,140)	151,849	(144,207)
Equities	336	(642)	238	(354)	84	(155)
Commodities	17	(10)	28	(82)	180	(172)

Derivatives: Foreign Trades - Trading+ Banking - Without Central Counterparty						R$ million
	Prudential				Financial
	9/30/2015		6/30/2015		9/30/2014
	Long	Short	Long	Short	Long	Short
Interest Rates	108,756	(116,380)	103,370	(107,354)	101,443	(99,372)
Foreign Exchange Rates	515,656	(506,890)	438,751	(434,483)	251,381	(252,874)
Equities	1,469	(1,469)	770	(770)	157	(157)
Commodities	‐	‐	‐	‐	‐	‐

Itaú Unibanco

Risk Management – Pillar 3

VaR – Consolidated Itaú Unibanco

The methodology for the calculation of Itaú Unibanco’s Consolidated VaR uses, mainly, a Historical Simulation approach. This methodology carries out the full repricing of all positions, using the real historical distribution of assets.

The table below shows the Consolidated Total VaR, comprising both the Banking and Trading Book of Itaú Unibanco, and its subsidiaries abroad, showing where there are higher concentrations of market risk (subsidiaries abroad: Itau BBA International plc, Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A. and Itaú BBA Colombia S.A. ‐ Corporación Financiera).

VaR ‐ Itaú Unibanco Holding(1)			R$ million
VaR per Risk Factor Group		9/30/2015	6/30/2015	9/30/2014
	Brazilian Interest rates	212.9	137.1	149.9
	Other Foreign Interest rates	122.0	86.5	84.6
Itaú Unibanco	FX rates	33.3	49.1	101.7
	Brazilian Inflation Indexes	233.9	145.6	145.2
	Equities and Commodities	34.1	22.9	26.7
	Itau BBA International(3)	9.1	1.9	0.8
	Banco Itaú Argentina(2)	9.1	6.4	2.1
Itaú Unibanco Foreign	Banco Itaú Chile(2)	9.5	5.3	5.4
Units	Banco Itaú Uruguai(4)	2.8	1.2	1.1
	Banco Itaú Paraguai(3)	1.9	2.9	1.6
	Banco Itaú BBA Colômbia(2)	1.4	1.4	0.3
	Diversification effect	(353.6)	(235.5)	(358.7)
	Total VaR	316.3	224.8	160.7
	Maximum Total VaR of the Quarter	340.7	226.9	199.1
	Average Total VaR of the Quarter	214.1	195.9	162.6
	Minimum Total VaR of the Quarter	152.3	161.0	138.7
(1) Considers one‐day holding period and 99% confidence level.
(2) VaR calculated using historical simulation as from the first quarter of 2015.
(3) VaR calculated using the Parametric approach.
(4) VaR calculated using historical simulation as from this quarter.

Itaú Unibanco maintained its conservative and diversification management style, having operated within low limits in relation to its capital through the period. The Total Average VaR for the quarter remained below 1% of Itaú Unibanco’s consolidated stockholders’ equity.

Increases in Total VaR over the previous quarter are mainly due to changes in market volatility levels, and are also influenced by changes in the position that, in combination, result in alterations to the portfolio correlation. Increases in Total VaR of External Units were also affected by changes in the exchange rate during the period.

Itaú Unibanco

Risk Management – Pillar 3

VaR ‐ Trading Portfolio

Our Trading Portfolio VaR, based on the “historical simulation” methodology, is presented below.

VaR - Itaû Unibanco - Trading Portfolio(1)		R$ million
VaR per Risk Factor Group	9/30/2015	6/30/2015	9/30/2014
Brazilian Interest rates	40.6	41.4	12.1
Other Foreign Interest rates	21.3	7.9	6.4
FX rates	16.8	14.8	11.2
Brazilian Inflation Indexes	13.5	9.6	18.3
Equities and Commodities	8.6	5.5	17.1
Diversification effect	(63.9)	(41.3)	(42.0)
Total VaR	37.0	37.9	23.2
Maximum Total VaR of the Quarter	49.4	39.4	41.0
Average Total VaR of the Quarter	28.8	23.0	25.0
Minimum Total VaR of the Quarter	13.0	13.3	14.5
(1) VaR Historical Simulation approach. Amounts reported consider one‐day holding period and 99% confidence level.
(1) External Units are not considered.

Itaú Unibanco

Risk Management – Pillar 3

VaR ‐ Foreign Units

Itaú Unibanco’s foreign units are financial institutions based in different countries that operate with local treasuries, with market risk exposures monitored by local risk control groups. These local treasury and risk control groups are subject to oversight by the equivalent structures of Itaú Unibanco at Group level.  The foreign units are Itau BBA International, Banco Itaú Argentina, Banco Itaú Chile, Banco Itaú Uruguai, Banco Itaú Paraguai and Itaú BBA Colombia S.A. Corporación Financiera.

The consolidated exposure of market risk of the foreign units in the second quarter, when compared to the previous one, reflected a decrease as can be seen in the table below.

The Total consolidated VaR of all the foreign units represents less than 1% of Itaú Unibanco’s net equity.

VaR ‐ Itaû Unibanco Foreign Units (1)			R$ million
VaR per Risk Factor		9/30/2015	6/30/2015	9/30/2014
	Euribor	0.4	0.6	0.3
Itau BBA	Libor	7.8	0.4	0.3
International(2)	FX rate	1.0	1.2	0.4
	Equities	0.0	0.0	0.0
	Others	0.1	0.2	0.1
	Diversification effect	(0.3)	(0.5)	(0.2)
	Total VaR IBBA International	9.1	1.9	0.8
	Fixed income interest rate (Argentine peso)	1.4	2.7	1.5
	Inflation index linked interest rate	0.0	0.3	0.0
	Badlar	0.7	0.7	1.0
Banco Itaú Argentina(1)	FX + interest rate - Dollar	8.7	5.5	0.6
	FX + interest rate - Other currencies	2.4	0.7	0.0
	Diversification effect	(4.1)	(3.6)	(1.0)
	Total VaR Itaú Argentina	9.1	6.4	2.1
	Fixed income interest rate (Chilean peso)	1.6	0.8	1.5
	Inflation index linked interest rate	10.8	4.7	3.7
Banco Itaú Chile(1)	FX+interest rate - Dollar	1.2	0.5	0.9
	FX rate - Other currencies	0.3	0.0	0.0
	Diversification effect	(4.4)	(0.7)	(0.8)
	Total VaR Itaú Chile	9.5	5.3	5.4
	Fixed income interest rate (Uruguayan peso)	0.6	0.3	0.3
	Inflation index linked interest rate	1.4	0.7	0.7
Banco Itaú Uruguai(3)	Dollar linked interest rate	1.6	0.9	1.0
	FX rate	0.3	0.0	0.0
	Diversification effect	(1.1)	(0.9)	(1.0)
	Total VaR Itaú Uruguai	2.8	1.2	1.1
	Fixed income interest rate (guarani)	1.4	1.5	1.5
Banco Itaú Paraguai(2)	Dollar linked interest rate	1.1	2.6	0.8
	FX rate	0.3	0.2	0.2
	Diversification effect	(1.0)	(1.3)	(0.8)
	Total VaR Itaú Paraguai	1.9	2.9	1.6
Banco Itaú BBA	Fixed Income Interest Rate	1.4	1.4	0.3
Colômbia(1)	Dollar linked interest rate	-	0.0	-
	FX rate	-	-	0.2
	Diversification effect	0.0	(0.0)	(0.2)
	Total VaR Itaú BBA Colômbia	1.4	1.4	0.3
	Total VaR	33.7	19.1	11.4
(1) VaR calculated using historical simulation as from the first quarter of 2015.
(2) VaR calculated using the Parametric approach.
(3) VaR calculated using historical simulation as from this quarter.

Itaú Unibanco

Risk Management – Pillar 3

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetic daily results with the estimated daily VaR. The number of exceptions to the VaR pre‐established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence intervals (i.e., there is a 1% probability that financial losses could be greater than the losses estimated by the model), considering a range of 250 business days (ending on September 30, 2015). The backtesting analysis presented below takes into consideration the ranges suggested by the Basel document “Supervisory Framework for the use of backtesting in conjunction with the internal models approach to market risk capital requirements.” The ranges are divided into:

—	Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the models adopted;
—	Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates the need to pay attention and/or monitoring and may indicate the need of reviewing the model; and
—	Red (10 or more exceptions): demonstrates the need for improvement action.

The exposure graph below illustrates the reliability of risk measures generated from the models used by Itaú Unibanco in the Trading Portfolio (International Units are not included in this graph, given the immateriality of amounts involved).

The graph shows the adequacy level of the market risk models used by Itaú Unibanco, presenting the risk (absolute value) x return for the period considered.

Since the diagonal line represents the threshold where risk equals results, all the dots below this line indicate exceptions to the estimated risk.

For the exposure of the Trading Portfolio the hypothetic losses exceeded the VaR estimated by the model in 3 days in the period.

Itaú Unibanco

Risk Management – Pillar 3

7	Operational Risk

7.1	Framework and Treatment

For Itaú Unibanco the operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the Institution.

Itaú Unibanco internally classifies its risk events in:

—	Internal fraud;
—	External fraud;
—	Labor demands and deficient security in the workplace;
—	Inadequate practices related to clients, products and services;
—	Damages to own physical assets or assets in use by Itaú Unibanco;
—	Interruption of Itaú Unibanco’s activities;
—	Failures in information technology systems;
—	Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco.

In line with the principles of the CMN Resolution 3,380 and BACEN Circular 3,647, Itaú Unibanco has an operational risk management structure and institutional policy, which are annually approved by the Board of Directors and are applicable to its local and foreign companies and subsidiaries.

Operational risk management is the process composed of operational risk management and control activities, which objective is to support the institution in decision making processes, always searching for the proper identification and assessment of risks, the creation of value for stockholders and the protection of Itaú Unibanco’s assets and image.

Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which, in turn, report to the Board of Directors, and by well‐defined roles and responsibilities in order to reinforce the segregation of the business and management and control activities, ensuring independence between the areas and, consequently, well‐balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department by means of methodologies, training and certification of the control environment on an independent basis and providing tools for monitoring them.

The management structure seeks to identify, prioritize and manage any identified operational risks, and to monitor and report management activities, for the purpose of ensuring the quality of the control environment in accordance with the internal guidelines and regulation in effect.

The executive areas managers use corporate methodologies that are built and made available by the internal control, compliance and operational risk department. Among the methodologies and tools used are the self‐evaluation and the map of the organization’s prioritized risks, the approval of processes and products, the monitoring of key risk indicators that and the database of operational losses. Therefore, Itaú Unibanco’s operational risk framework ensures a conceptual exclusive basis for the management of processes, systems, projects and new products and services.

Within the governance of the management process, there are specific operational risk, internal control and compliance forums where the consolidated reports on risk monitoring, controls, action plans and operational losses are regularly presented to the business area executives.

It is worth noting that the dissemination of the risk and control culture to the employees by means of training is an important pillar of the operational risk agenda, aimed at providing a better understanding of the matter and playing a relevant role in its mitigation.

A summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor‐relations under Corporate Governance, Regulations and Policies, Public Access Report – Operational Risk.

Itaú Unibanco

Risk Management – Pillar 3

7.2	Crisis Management and Business Continuity

The purpose of Itaú Unibanco’s Business Continuity Program is to protect its employees, ensure the continuity of the critical functions of its business lines, safeguard revenue and sustain both a stable financial market in which it operates and the trust of its clients and strategic partners in the provision of services and products.

It is composed of procedures for relocating and/ or recovering operations in response to a variety of interruption levels, and can be divided into two key elements:

—
Crisis Management: centralized communication and response processes to manage business interruption events and any other types of threats to the image and reputation of its identity before its employees, clients, strategic partners and regulators. The structure has a command center that constantly monitors the daily operations, as well as the media channels in which Itaú Unibanco is mentioned. The success of Crisis Management takes place through the Focal Agent Network, who are the representatives appointed by the business areas and that work in the monitoring of potential problems, resolution of crisis, resumption of business, improvement of processes and search for prevention actions;

—
Business Continuity Plans (PCN): document with procedures and information, developed, consolidated and maintained available for use during possible incidents, allowing the resumption of critical activities in acceptable terms and conditions. For the quick and safe resumption of the operations, Itaú Unibanco has established, in its PCN, corporate wide and customized actions for its line of business by means of:

–	Disaster Recovery Plan: focused on the recovery of its primary data center, ensuring the continuity of the processing of critical systems within minimum pre‐established periods;
–
Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities to perform their activities in the event the buildings in which they usually work become unavailable. There are approximately 2,000 contingency dedicated seats that are fully equipped to meet the needs of the business areas in emergency situations.

–	Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact Itaú Unibanco’s facilities, with a preemptive focus;
–	Processes Contingency Plan: alternatives (Plan B) to carry out the critical processes identified in the business areas.

In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to understand the organization:

–
Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. Through this analysis the businesses’ resumption priorities are defined.

–
Risk Assessment (RA): evaluates the processes and the effectiveness of the controls in place to mitigate the inherent risks of interruption as well as to implement actions to the gaps eventually identified in the business;

–
Threats and Vulnerabilities Analysis (AVA): identification of threats to the locations where Itaú Unibanco buildings are located. The control’s efficiency is evaluated against the potential threats in order to eventually identify vulnerabilities so that controls are adjusted or implemented to enhance the resilience level of the firm’s critical facilities.

Itaú Unibanco

Risk Management – Pillar 3

8	Liquidity Risk

8.1	Framework and Treatment

Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, not affecting its daily operations and not incurring significant losses.

The liquidity control risk is carried out by an independent group of the business units and is responsible for determining the composition of the reserve, proposing assumptions for the performance of cash flows in different timeframes, proposing liquidity risk limits in accordance with the group risk appetite, communicating any mismatches, considering liquidity risk on an individual basis in the countries where Itaú Unibanco operates, simulating the behavior of cash flows in stress conditions, assessing and reporting in advance the risks inherent to new products and operations and reporting on the information required by the regulatory agencies. All activities are subject to assessment by the independent validation, internal controls and audit departments.

The liquidity risk measurement has to comprise all financial trades of the companies of Itaú Unibanco, as well as possible contingent and unexpected exposures, such as those derived from settlement services, provision of sureties and guarantees, credit lines contracted and not used.

The liquidity policies of management and associated limits are established based on prospective scenarios, reviewed periodically and based on definitions from senior management.

The document that details the liquidity risk control institutional policy is on the Investor Relations website www.itau.com.br/investor‐relations, in the route: Corporate Governance, Rules and Policies, Public Access Report ‐ Liquidity Risk.

Pursuant to the requirements of CMN Resolutions No. 4,090 and BACEN Circular No. 3,393, Itaú Unibanco makes monthly delivery of its Liquidity Risk Statements (DLR) to BACEN and the following items are regularly prepared and submitted to the senior management for monitoring and decision support:

—	Different scenarios for liquidity projections;
—	Contingency plans for crisis situations;
—	Reports and charts to enable monitoring risk positions;
—	Assessment of funding costs and alternatives;
—	Tracking the sort of funding sources through a continuous control of funding sources considering counterparty type, maturity and other aspects.

8.2	Primary sources of funding

Itaú Unibanco has different sources of funding, with the main source arising from its retail segment.

Primary sources of funding								R$ million
	Prudential						Financial
	9/30/2015			6/30/2015			9/30/2014
Funding	0 to 30 days	Total	%	0 to 30 days	Total	%	0 to 30 days	Total	%
Deposits	194,401	306,903	54%	180,235	285,011	53%	191,161	296,991	54%
Demand deposits	62,208	62,208	11%	54,089	54,089	10%	60,139	60,139	11%
Savings deposits	111,451	111,451	20%	113,974	113,974	21%	113,675	113,675	21%
Time deposits	17,730	114,855	20%	8,552	89,915	17%	16,767	119,535	22%
Other	3,012	18,389	3%	3,620	27,033	5%	580	3,642	1%
Funds from acceptances and issuance of securities(1)	3,140	59,484	10%	3,482	52,183	10%	2,632	58,666	11%
Funds from own issue(2)	1,563	137,469	24%	3,520	136,882	26%	3,350	136,318	25%
Subordinated debt	421	65,911	12%	176	59,229	11%	2,245	55,435	10%
Total	199,525	569,767	100%	187,413	533,305	100%	199,388	547,410	100%
(1) Includes mortgage notes, real estate credit bills, agribusiness and financial credit bills recorded in interbank and institutional market debts and liabilities for issue of debentures and foreign borrowings and securities recorded in funds from institutional markets.
(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

Itaú Unibanco

Risk Management – Pillar 3

9	Other Risks

Insurance products, pension plans and capitalização risks

Products that compose portfolios of insurance companies of Itau Unibanco are related to life and elementary insurance, as well as pension plans and capitalização. Accordingly, Itaú Unibanco understands that the main risks inherent to these products are:

—
Underwriting Risk is the possibility of losses arising from insurance products, pension plans and capitalização that go against company’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;

—	Market Risk is the possibility of losses resulting from fluctuations in market values of assets and liabilities that comprise technical actuarial reserves;
—	Credit Risk is the possibility of noncompliance, by a given debtor, with obligations related to the settlement of operations that involve the trading of financial assets of reinsurance;
—
Operational risk is the possibility of the occurrence of losses arising from the failure, deficiency or inadequacy of internal processes, people and systems, or from external events that affect the achievement of the strategic, tactical or operational objectives of the insurance, pension and capitalização operations;

—
Liquidity risk in insurance operations is the possibility of the institution not to be able to honor timely its obligations to policyholders and beneficiaries due to lack of liquidity of the assets comprising the actuarial technical reserves.

In line with good national and international practices and to ensure that risks arising from insurance products, pension plans and capitalização are properly identified, measured, evaluated, reported and approved in relevant forums, Itau Unibanco has a risk management framework, whose guidelines are established in institutional normative, approved by the Board, applicable to companies and subsidiaries at risk from insurance products, pension plans and capitalização, in Brazil and abroad.

The process of risk management for insurance, pensions and special savings plans is based on defined responsibilities distributed between the control and business areas, ensuring that they are independent of each other and focusing on the special nature of each risk, as per the guidelines established by Itaú Unibanco.

As part of the risk management process, there is a governance structure where decisions may be taken by committees, thus ensuring compliance with several regulatory and internal requirements, as well as balanced decisions relative to risks.

The aim of Itaú Unibanco is to ensure that assets serving as collateral for long‐term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term.

Each year, liabilities for long‐term products, which result in projected future benefits flows, are mapped using actuarial premises. This mapping enables Asset Liability Management models to be created, and these are used to define the best makeup of the asset portfolio to neutralize the risk of this type of product, taking into account their economic and financial viability over the long term. Portfolios of collateral assets are rebalanced periodically according to changes in market prices, the company’s liquidity requirements and the changes in the characteristics of the liabilities.

Social and Environmental Risk

In business management, Itaú Unibanco continuously takes into consideration the potential of the risk of losses due to exposure to social and environmental events arising from the performance of its activities. These events arise from the direct operation of Itaú Unibanco which, on its own, has an impact on the environment or human health. Accordingly, the institution sees the social and environmental risk as the risk of losses arising from social and environmental losses caused by Itaú Unibanco in the development of its activities or by its actions, being its management structured by specific governance and formalized by means of policies. For the purpose of mitigating the exposure to these risks, the institution incorporated the social and environmental variable into its own activities and in its business that could, somehow, trigger financial losses.

In the governance of social and environmental issues, Itaú Unibanco has the Social and Environmental Risk Committee whose purpose is to establish the governance for social and environmental risk issues for the entire institution. Additionally, the social and environmental risk is managed by the first line of defense in its daily activities with the support of the legal department and social and environmental risk analysis units dedicated to the business. The business units also have the governance of approval of new products, which assesses the social and environmental risk, thus ensuring compliance with this requirement in all products and processes of the institution.

Itaú Unibanco

Risk Management – Pillar 3

To this end, Itaú Unibanco has been developing many internal processes aimed at the management, control and mitigation of events that may lead to the occurrence of social and environmental risk, accordingly, the institution has been incorporating the social and environmental variable into different processes.

Itaú Unibanco consistently seeks to evolve in the management of social and environmental risk, always paying attention to the challenges so as to monitor the changes in and demands of society. Therefore, among other actions, we have assumed and incorporated into our internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into our business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), among others. Our efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and in Brazil, such as the Corporate Sustainability Index, in addition to the many awards we have received.

Regulatory Risk

Regulatory risk is considered at Itaú Unibanco as the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from noncompliance with regulatory requirements. The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the implementation of actions directed at adherence to the regulatory requirements.

Itaú Unibanco has a structured and consistent flow for addressing rules, covering the stages of recognition, distribution, monitoring and compliance, and all of these processes are established in internal policies. The structure and flow for addressing the regulatory risk are composed of: (i) monitoring of legislative bills, notices and public consultation; (ii) recognition of new rules for determining action plans; (iii) relationship with regulators; (iv) monitoring of action plans; (v) prioritization of risks; and (vi) control of compliance with legal decisions on class actions and with the Conduct Adjustment Instrument (TAC).

Model Risk

Itaú Unibanco’s risk management already has proprietary models for risk management that are continuously monitored, and reviewed whenever necessary, aiming at ensuring effectiveness in strategic and business decisions.

Model risk is defined as the risk that arises from the models used by Itaú Unibanco not reflecting, on a consistent basis, the relationships of variables of interest, creating results that systematically differ from those observed. This risk may materialize mainly as a result of methodological inadequacies during its development or the use in different situations from those modeled.

Itaú Unibanco uses the best market practices to manage the model risk to which it is exposed during the entire lifecycle of a model and the stages of which may be classified into four main ones: development, implementation, validation and use. The best practices that mark the model risk control at the institution include: (i) certification of the quality of the database used; (ii) application of a list of essential steps to be taken during the development; (iii) conservatism in judgmental models; (iv) use of external benchmarks; (v) approval of results generated in implementation; (vi) independent technical validation; (vii) assessments of use; (viii) assessments of the impact in the use; (ix) monitoring of performance; and (x) monitoring of the distribution of the explanatory variables and final score.

Country Risk

Country risk is defined as the risk of losses arising from noncompliance with the financial obligations in the terms agreed upon by borrowers, issuers, counterparties or guarantors as a result of actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located or of political, economic and social events related to that country.

Itaú Unibanco is present in many other countries in addition to Brazil. In addition to the foreign units, we have a relationship with borrowers, issuers, counterparties and guarantors from many places in the world, regardless of whether we have a foreign unit in the place where the borrower, issuer, counterparty or guarantor is located.

Itaú Unibanco

Risk Management – Pillar 3

In order to properly address the country risk, Itaú Unibanco has a specific and a process structure aimed at ensuring that the risk is managed and controlled. These processes include: (i) country risk governance; (ii) establishment of country ratings; (iii) determination of limits for countries; and (iv) monitoring of limits and treatment of noncompliance.

Business and Strategy Risk

Itaú Unibanco defines the business and strategy risk as the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment.

Since the business and strategic risk can directly affect the creation of value and even the feasibility of the institution, Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision‐making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk‐return ratio.

In order to treat risk properly, Itaú Unibanco has the governance standards and processes listed below that fully involve the senior management and the risk control and management department in business and strategic decisions so as to ensure that the risk is managed and that the decisions are sustainable. Therefore, there is:

—	Governance that has qualified decision‐makers who, at the same time, are properly motivated;

—	Budgeting process with the active participation of the risk control and management department;

—	Process for the assessment of new products before they are sold;

—	Specific structure for the assessment and prospection of mergers and acquisitions.

Reputational Risk

Itaú Unibanco defines reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of the institution among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, resulting in impacts on the value of the brand and financial losses, in addition to adversely affecting Itaú Unibanco’s capability to maintain existing commercial relations, start new businesses and continue to have access to financing sources.

Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential reputational risks are identified, analyzed and managed still in the initial phases of its operations and the analysis of new products.

Itaú Unibanco believes that our reputation is extremely important for us to achieve our long‐term goals and this is why we try to align our speech with ethical and transparent practice and work, which is essential to raise the confidence of our stakeholders.

For the purpose of avoiding negative impacts on the perception of Itaú Unibanco’s image by the many stakeholders, the treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks to which the institution is, or might be, exposed. Among them are:

—	Risk appetite framework;
—	Process for the prevention and fight against the use of Itaú Unibanco in unlawful acts;
—	Crisis management process and business continuity;
—	Processes and guidelines of the governmental and institutional relations;
—	Corporate communication process;
—	Brand management process;
—	Ombudsman offices initiatives and commitment to customer satisfaction;
—	Ethics guidelines and prevention of corruption.

For the purpose of preventing and combating unlawful acts, including money laundering, corruption, terrorism financing and fraud, Itaú Unibanco has established a corporate policy for preventing and combating unlawful acts.

In order to enable compliance with the guidelines of this policy and prevent its products and services from being used in unlawful activities, Itaú Unibanco has adopted a program to prevent and combat money laundering and terrorism financing based on the following pillars:

—	Client Identification Process;
—	Know Your Client (KYC) Process;

Itaú Unibanco

Risk Management – Pillar 3

—	Know Your Partner (KYP) Process;
—	Know Your Supplier (KYS) Process;
—	Know Your Employee (KYE) Process;
—	Assessment of New Products and Services from the unlawful activity prevention standpoint;
—	Monitoring of Transactions;
—	Communication of Suspicious Transactions to the Regulatory Bodies; and
—	Training and Awareness Raising.

This program applies to the entire Itaú Unibanco Group, including subsidiaries and affiliates in Brazil and abroad. Governance on preventing and combating unlawful acts is carried out by the Board of Directors and committees. The document that presents the guidelines established in the program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor‐relations website in the section Corporate Governance, Regulations and Policies, corporate policy to prevent and combat unlawful acts.

In addition to the program to prevent, detect and combat unlawful acts, Itaú Unibanco is committed to protecting corporate information and ensuring the privacy of clients in any operations. To this end, Itaú Unibanco is guided by the Information Security Corporate Policy whose purpose is to ensure the application of the principles and guidelines for the protection of information and intellectual property of the organization, clients and general public.

To ensure that the processed information is properly protected, Itaú Unibanco has a process monitoring and control structure that covers technology, business areas and international units. Additionally, a Security Operation Center (SOC) that works 24/7 contributes to the monitoring of operations and minimization of the risk of a security incident.

Awareness raising campaigns to prevent corruption, money laundering, fraud and other unlawful acts are regularly carried out using the many communication channels existing with Itaú Unibanco´s employees. The actions include lectures, campaigns and in‐person training and e‐learning courses on the many topics.

Itaú Unibanco

Risk Management – Pillar 3

10	Enterprise Risk Management and Alignment of Incentives

In accordance with the scope and complexity of its operations, Itaú Unibanco established processes for effectively identifying, assessing, monitoring and controlling risks, besides adequately allocating the capital to segments. In addition, Itaú Unibanco established processes, which enables the Executives and Board of Directors to hold a global view about the institution´s risk exposures, as well as a prospective view about the adequacy of its capital, besides promoting the alignment of incentives. We describe some of these processes below:

Risk Appetite

Itaú Unibanco’s risk appetite is a set of guidelines and limits approved by the Board of Directors that determine the risk levels that are acceptable for Itaú Unibanco. Divided into four levels, they combine additional ways to measure risks, seeking a broad view of the exposures incurred by the institution.

The capitalization level reflects the level of protection of the bank against significant losses, defining capitalization limits that consider the current scenarios expected and the stress scenario. This level establishes the minimum capitalization guidelines of Itaú Unibanco in relation to its risks, according to which management uses the bank’s capital in accordance with acceptable leverage levels and funding costs.

The liquidity level reflects the level of protection of the bank against a long period of funding stress, which could lead to a lack of liquidity. This level establishes the guidelines regarding the minimum liquidity levels, acceptable levels of mismatch of terms and funding structure.

The business composition level, meanwhile, seeks to ensure, by means of concentration limits, proper portfolio composition, aiming at low volatility and sustainability of the business.

Last, the franchise level addresses risks that may impact the value of the brand and reputation of Itaú Unibanco with stakeholders.

The determination of acceptable risk levels includes aspects of the organization’s strategy, as well as the regulatory environment. The monitoring of the risk appetite takes into consideration the current and prospective situation. The risk appetite and its monitoring are determined at the executive levels of the Board of Directors, and they are, therefore, an important instrument for the supervision of Itaú Unibanco’s risk management.

Stress Test

The stress test performed by Itaú Unibanco is aimed at evaluating the solvency of the institution in extreme stress situations, as well as identifying areas that are more susceptible to stress impact that may undergo risk mitigation. It is based on stressed projections of macroeconomic and credit variables, with the purpose of analyzing the added effect on income, capital and liquidity of the institution, consistent with the financial industry’s standards. The test is performed on the main bank portfolios, simulating the impact on each business area through the calculation of stressed financial statements, under different scenarios approved by the Board of Directors, considering a horizon of two to three years.

The test results are reported to the top management and the Board of Directors supporting strategic decisions.

Risk-adjusted Compensation

The Compensation guidelines of Itaú Unibanco are aimed at attracting, retaining and compensating on merit its collaborators, encouraging prudent risk exposure levels in short‐, medium‐ and long‐term strategies, in line with the interests of its shareholders and regulatory authorities and line with the organization’s culture. The governance structure of compensation and incentive to the prudent risk taking has been consolidating in line with the best international compensation and governance practices. The Compensation Committee, in accordance with the CMN Resolution No. 3,921 and reporting to the Board of Directors is responsible for setting out the guidelines on models of compensation to collaborators and the policy on compensation of management members of the Conglomerate companies.

Compensation in Itaú Unibanco takes into account the strategy of the institution, the general and specific legislation that should be adopted for each business or region of operation, and the adequate risk management over time. The variable compensation considers the current and potential risks, giving incentive to the achievement of sustainable results and discouraging decisions that involve excess risks. The calculation of the aggregate and individual amounts considers, among others, long‐term sustainable financial bases, adjustments to future payments in view of assumed risks, the results of the institution and/or of the area, when applicable, and the ratio between performance and risks incurred.

In accordance with the CMN Resolution No. 3,921, a portion of the variable compensation of statutory officers is paid in stocks (at least 50%) and a percentage is deferred for three years (at least 40% of variable compensation). The deferred and unpaid portions must be reversed in case the institution has an unsatisfactory performance and the business unit has a negative performance.

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Risk Management – Pillar 3

Reflecting its concern with sustainable performance, Itaú Unibanco implements specific variable compensation practices for collaborators which roles and responsibilities have material impact on the risk of the bank, although they are not subject to the requirements of CMN Resolution No. 3,921. For such collaborators, mechanisms are provided for making adjustments to bonus arising from compliance, risk as well as deferral events.

For more information about remuneration in Itaú Unibanco, see Note 16 – “Shareholders’ Equity” in the full Financial Statements, which are shown on the website www.itau.com.br/investor‐relations.

Itaú Unibanco

Risk Management – Pillar 3

11	Appendix I

Breakdown of the Referential Equity and Information on its adequacy		9/30/2015
		Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
Core Capital: instruments and reserves
1	Instruments Eligible for the Core Capital	85,148,000	‐	(k)
2	Revenue reserves	24,561,089	‐	(l)
3	Other revenue and other reserve	1,180,536	‐	(m)
4	Instruments that are authorized to compose the Core Capital before Resolution No. 4,192 of 2013 comes into effect
5	Non‐controlling interest in subsidiaries that are part of the conglomerate, non‐deductible from the Core Capital1	762,031	222,851	(j)
6	Core Capital before prudential adjustments	111,651,656
Core Capital: prudential adjustments
7	Prudential adjustments related to the pricing of financial instruments	336,071	‐
8	Goodwill paid upon the acquisition of investments based on the expectation of future profitability	3,143,803	4,715,705	(e)
9	Intangible assets	3,974,517	1,632,898	(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 19982	3,981,887	5,972,831	(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark‐to‐market adjustments are not recorded in the books.	‐	‐
12	Downward difference between the amount recognized as a provision and the expected loss for institutions using	‐	‐
13	Gains arising from securitization operations
14	Gains or losses arising from the impact of changes on the credit risk of the institution on the fair value assessment of liability items
15	Actuarial assets related to defined benefit pension funds	45,010	67,516	(d)
16	Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired directly, indirectly or synthetically	3,549,056	‐	(n)
17	Investments crossed with instruments eligible for the Core Capital
18
Added value of investments lower than 10% of the capital of companies that are similar to non‐consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Core Capital, disregarding specific deductions.
		‐	‐
19
Investments higher than 10% of the capital of companies that are similar to non‐consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities
		‐	‐
20	Mortgage servicing rights
21	Tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Core Capital, disregarding specific deductions	2,111,155	3,166,733	(c)
22	Amount that exceeds 15% of the Core Capital	1,247,002	3,117,504
23	of which: arising from investments in the capital of companies that are similar to non‐consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	540,439	810,659	(f)
24	of which: arising from mortgage servicing rights
25	of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization2	2,817,717	(1,051,312)	(c)
26	National regulatory adjustments	(2,054,408)	‐
26.a	Deferred permanent assets	104,620	‐	(g)
26.b
Investment in dependence, financial institution abroad or non‐financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents
		‐	‐
26.c	Funding instruments eligible for the Core Capital issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate	726,890	‐	(a)
26.d	Increase of unauthorized capital	‐	‐
26.e	Excess of the amount adjusted of Core Capital	‐	‐
26.f	Deposit to cover capital deficiency	‐	‐
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	2,885,919	‐	(i)
26.h	Excess of resources invested on permanent assets	‐	‐
26.i	PR emphasis	‐	‐
26.j	Other residual differences concerning the Core Capital calculation methodology for regulatory purposes	‐	‐
27	Regulatory adjustments applied to the Core Capital due to the Insufficiency of Additional Capital and Tier II Capital to cover deductions	‐	‐
28	Total regulatory deductions from the Core Capital	16,334,093	‐
29	Core Capital	95,317,563	‐
1 ‐ Considers prudential adjustments corresponding to deduction of non‐controlling interest.
2 ‐ Considers the deduction of deferred tax liabilities.
3 ‐ Calculated according to article 9 of Bacen Resolution No. 4,192.
4 ‐ Calculated according to article 29 of Resolution No. 4,192.

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Risk Management – Pillar 3

Breakdown of the Referential Equity and Information on its adequacy		9/30/2015
		Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
Additional Capital: instruments
30	Instruments eligible for the Additional Capital		‐
31	of which: classified as core capital in accordance with the accounting rules		‐
32	of which: classified as liabilities in accordance with the accounting rules		‐
33	Instruments that are authorized to compose the Additional Capital before Resolution No. 4,192 of 2013 comes into effect		‐
34	Non‐controlling interest in subsidiaries that are part of the conglomerate, non‐deductible from the Additional Capital3	46,298	69,447
35	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	‐
36	Additional capital before regulatory deductions	46,298	‐
Additional Capital: regulatory deductions
37	Shares or other instruments issued by the bank authorized to compose the Additional Capital, acquired directly, indirectly or synthetically	‐	‐
38	Investments crossed with instruments eligible for the Additional Capital
39
Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount of the Additional Capital
		‐
40	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate	‐
41	National regulatory adjustments	‐	‐
41.a
Funding instruments eligible for the Additional Capital issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate, limited to the instruments held by third parties and issued until December 31, 2012
		‐	‐
41.b	Non‐controlling interest in Additional Capital	‐	‐
41.c	Other residual differences concerning the Additional Capital calculation methodology for regulatory purposes	‐	‐
42	Regulatory adjustments applied to the Additional Capital due to the insufficiency of Tier II Capital to cover deductions	‐	‐
43	Total regulatory deductions from the Additional Capital	‐	‐
44	Additional Capital	46,298
45	Tier I	95,363,861
Tier II: instruments
46	Instruments eligible for Tier II Capital
47	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into effect4	29,353,581	12,580,106
48	Non‐controlling interest in subsidiaries that are part of the conglomerate, non‐deductible from Tier II Capital3	61,705	92,558
49	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	61,705	92,558
50	Excess of provisions with respect to the loss expected in IRB	‐	‐
51	Tier II before regulatory deductions	29,415,286	‐
Tier II: regulatory deductions			‐
52	Shares or other instruments issued by the bank authorized to compose Tier II Capital, acquired directly, indirectly or synthetically	‐
53	Investments crossed with instruments eligible for Tier II Capital
54
Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount of Tier II Capital
		‐
55	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate	‐
56	National regulatory adjustments	16,257	‐
56.a	Funding instruments issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate, limited to the instruments held by third parties and issued until December 31, 2012	16,257	‐	(a)
56.b	Non‐controlling interest in Tier II	‐	‐
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	‐	‐
57	Total regulatory deductions from Tier II Capital	16,257	‐
58	Tier II	29,399,029
59	Referential Equity (Tier I + Tier II)	124,762,890
60	Total risk‐weighted assets	774,661,531
1 ‐ Considers prudential adjustments corresponding to deduction of non‐controlling interest.
2 ‐ Considers the deduction of deferred tax liabilities.
3 ‐ Calculated according to article 9 of Bacen Resolution No. 4,192.
4 ‐ Calculated according to article 29 of Resolution No. 4,192.

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Risk Management – Pillar 3

Breakdown of the Referential Equity and Information on its adequacy		9/30/2015
		Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
BIS Ratios and Additional Core Capital
61	Common Equity Tier 1	12.3%
62	Tier I Ratio	12.3%
63	BIS Ratio	16.1%
64	Core Capital minimum requirement, including capital additions (% of RWA)	4.5%
65	of which: additional for preserving capital	0.0%
66	of which: countercyclical additional	0.0%
67	of which: additional for institutions that are systemically important at global level (G‐SIB)
68	Core Capital available to meet the requirement for Additional Core Capital (% of RWA)	7.8%
National Minimum
69	Core Capital Ratio, if different from that established in Basel III
70	Tier I Ratio, if different from that established in Basel III	5.5%
71	BIS Ratio, if different from that established in Basel III	11%
Amounts below the limit for deduction (non‐weighted by risk)
72
Added value of investments lower than 10% of the capital of companies that are similar to non‐consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities
		‐
73	Investments higher than 10% of the capital of companies that are similar to non‐consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	6,196,468		(f)
74	Mortgage servicing rights
75	Tax credits arising from temporary differences, not deducted from the Core Capital	8,101,167		(c)
Limits to the inclusion of provisions in Tier II
76	Generic provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of a standardized approach
77	Limit for the inclusion of generic provisions in Tier II Capital for exposures subject to the standardized approach
78	Provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of the IRB approach (before the application of the limit)	‐
79	Limit for the inclusion of provisions in Tier II Capital for exposures subject to the IRB approach	‐
Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)
80	Current limit for instruments that are authorized to compose the Core Capital before Resolution No. 4,192 of 2013 comes into effect
81	Amount excluded from the Core Capital due to the limit
82	Instruments that are authorized to compose the Additional Capital before Resolution No. 4,192 of 2013 comes into effect	‐	‐
83	Amount excluded from the Additional Capital due to the limit	‐	-
84	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into effect4	29,353,581	‐
85	Amount excluded from Tier II Capital due to the limit4	12,580,106	‐
1 ‐ Considers prudential adjustments corresponding to deduction of non‐controlling interest.
2 ‐ Considers the deduction of deferred tax liabilities.
3 ‐ Calculated according to article 9 of Bacen Resolution No. 4,192.
4 ‐ Calculated according to article 29 of Resolution No. 4,192.

Itaú Unibanco

Risk Management – Pillar 3

12	Glossaries

12.1	Glossary of Acronyms

A

—	AVA ‐ Avaliação de Vulnerabilidades e Ameaças (Threats and Vulnerabilities Analysis)

—	ARS ‐ Argentine Peso

B

—	BACEN ‐ Banco Central do Brasil (Central Bank of Brazil)

—	BIA ‐ Business Impact Analysis

—	BM&FBOVESPA ‐ Bolsa de Valores, Mercadorias e Futuros de São Paulo (São Paulo Stock, Mercantile and Future Exchange)

—	BRL ‐ Brazilian Real

C

—	CDB ‐ Certificado de Depósito Bancário (Bank Deposit Certificate)

—	CDI ‐ Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate)

—	CDS ‐ Credit Default Swap

—	CER ‐ Coeficiente de Estabilización de Referencia (Argentine inflation index linked interest rate)

—	CLN ‐ Credit Linked Note

—	CLP ‐ Chilean Peso

—	CMN ‐ Conselho Monetário Nacional (National Monetary Council)

—	CNSP ‐ Conselho Nacional de Seguros Privados (National Council of Private Insurance)

—	COPOM ‐ Monetary Policy Committee

—	CRA ‐ Agribusiness Receivables Certificate

—	CRI ‐ Certificados de Recebíveis Imobiliários (Securitized Real Estate Loans)

—	CVM ‐ Securities and Exchange Commission

D

—	DRL ‐ Demonstrativo de Risco de Liquidez (Liquidity Risk Statements)

—	DV01 ‐ Delta Variation Risk

E

—	EAD ‐ Exposure at Default

F

—	FIDC ‐ Fundo de Investimento em Direitos Creditórios (Credit Rights Investment Funds)

—	FII – Fundo de Investimento Imobiliário (Real Estate Investiment Fund)

—	FPRs ‐ Fatores de Ponderação de Riscos (weighting factor)

I

—	ICAAP ‐ Internal capital adequacy assessment process

—	IGPM – Índice Geral de Preços do Mercado (Brazilian consumer index)

—	IPCA ‐ Índice de Preço ao Consumidor Amplo (Brazilian consumer index)

—	IT ‐ Information Technology

L

—	LGD ‐ Loss Given Default

M

—	MEP ‐ Equity Method

—	MtM ‐ Mark to Market

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Risk Management – Pillar 3

P

—	PCN ‐ Planos de Continuidade de Negócios (Business Continuity Plans)

—	PD ‐ Probability of default

—	PR ‐ Patrimônio de Referência (Referential Equity)

—	PYG ‐ Paraguayan Guarani

R

—	RA ‐ Risk Assessment

—	RBAN ‐ Referential equity calculated for covering the interest rate risk of trades of the Banking Portfolio

—	RCAP – Regulatory Consistency Assessment Programme

—	RWA ‐ Risk Weighted Asset

—	RWAACS – Portion relating to exposures subject to variations in equity prices and classified in the Trading Portfolio;

—	RWACAM – Portion relating the exposures in gold, foreign exchange rate and assets subject to foreign exchange rate variations;

—	RWACOM – Portion relating to exposures subject to variations in commodity prices

—	RWACPAD – Portion relating to exposures to credit risk

—	RWAJUR ‐ Portion relating to exposures subject to variations of interest rates, interest coupons and coupon rates and classified in the Trading Portfolio

—	RWAJUR1 – Portion relating to exposures subject to fixed income interest rate denominated in reais

—	RWAJUR2 ‐ Portion relating to exposures subject to variation in the foreign exchange linked interest rate

—	RWAJUR3 ‐ Portion relating to exposures subject to variation in the price index linked interest rates

—	RWAJUR4 ‐ Portion relating exposures subject to variation in the interest rate index linked interest rate

—	RWAMPAD ‐ Sum of the terms: RWACAM, RWAJUR, RWACOM, RWAACS

—	RWAOPAD ‐ Portion relating to the calculation of operational risk capital requirements

S

—	SUSEP ‐ Superintendência de Seguros Privados (Superintendence of Private Insurance)

T

—	TRS ‐ Total Return Swap

—	TR ‐ Taxa Referencial (Referential Rate)

—	TVM ‐ Títulos de valores mobiliários (Securities)

U

—	UF ‐ Chilean consumer index

—	UI ‐ Uruguayan consumer index

—	U.S. ‐ United States of America

—	UYU ‐ Uruguayan Peso

V

—	VaR ‐ Value at Risk

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Risk Management – Pillar 3

12.2           Glossary of Norms

—	BACEN Circular No. 3,354 of June 27th, 2007

—	BACEN Circular No. 3,393 of June 3rd, 2008

—	BACEN Circular No. 3,547, of July 07th, 2011

—	BACEN Circular No. 3,635, of March 04th, 2013

—	BACEN Circular No. 3,636, of March 04th, 2013

—	BACEN Circular No. 3,637, of March 04th, 2013

—	BACEN Circular No. 3,638, of March 04th, 2013

—	BACEN Circular No. 3,639, of March 04th, 2013

—	BACEN Circular No. 3,640, of March 04th, 2013

—	BACEN Circular No. 3,641, of March 04th, 2013

—	BACEN Circular No. 3,643, of March 04th, 2013

—	BACEN Circular No. 3,644, of March 04th, 2013

—	BACEN Circular No. 3,645, of March 04th, 2013

—	BACEN Circular No. 3,647, of March 04th, 2013

—	BACEN Circular No. 3,652, of March 26th, 2013

—	BACEN Circular No. 3,675, of October 31st, 2013

—	BACEN Circular No. 3,678, of October 31st, 2013

—	BACEN Circular No. 3,679, of October 31st, 2013

—	BACEN Circular No. 3,696, of January 03rd, 2014

—	BACEN Circular No. 3,714, of August 20th, 2014

—	BACEN Circular No. 3,716, of August 21st, 2014

—	BACEN Circular No. 3,739, of December 17th, 2014

—	BACEN Circular No. 3,741, of December 29th, 2014

—	BACEN Circular Letter No. 3,565 of September 06th, 2012

—	CNSP Resolution No. 228 of December 06th, 2010

—	CNSP Resolution No. 280, of January 30th, 2013

—	CNSP Resolution No. 282, of January 30th, 2013

—	CNSP Resolution No. 283, of January 30th, 2013

—	CNSP Resolution No. 284, of January 30th, 2013

—	CMN Resolution No. 3,380 of June 29th, 2006

—	CMN Resolution No. 3,444 of February 28th, 2007

—	CMN Resolution No. 3,464 of June 26th, 2007

—	CMN Resolution No. 3,533 of January 31st, 2008

—	CMN Resolution No. 3,721 of April 30th, 2009

—	CMN Resolution No. 3,809 of October 28th 2009

—	CMN Resolution No. 3,921 of November 25th, 2010

—	CMN Resolution No. 3,988 of June 30th, 2011

—	CMN Resolution No. 4,090, of May 24th, 2012

—	CMN Resolution No. 4,192, of March 1st, 2013

—	CMN Resolution No. 4,193, of March 1st, 2013

—	CMN Resolution No. 4,194, of March 1st, 2013

—	CMN Resolution No. 4,195, of March 1st, 2013

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Risk Management – Pillar 3

—	CMN Resolution No. 4,277, of October 31st, 2013

—	CMN Resolution No. 4,278, of October 31st, 2013

—	CMN Resolution No. 4,279, of October 31st, 2013

—	CMN Resolution No. 4,280, of October 31st, 2013

—	CMN Resolution No. 4,281, of October 31st, 2013

—	CMN Resolution No. 4,311, of February 20th, 2014

—	CVM Regulatory Instruction No. 475 of December 17th, 2008

Itaú Unibanco